UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

3

Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Consolidated Condensed Balance Sheet

Consolidated Condensed Income Statements

Consolidated Condensed Statements of Comprehensive Income

Consolidated Statements of Changes in Stockholders' Equity

Consolidated Condensed Statement of Cash Flows

1.Introduction, presentation of condensed consolidated financial statements and other information

2.Basis of consolidation

3.Financial assets

4.Non-current assets held for sale

5.Investments in associates and joint ventures

6.Tangible assets

7.Intangible assets - Goodwill

8.Intangible assets - Other intangible assets

9.Financial liabilities

10.Provision for legal and administrative proceedings, commitments and other provisions

11.Stockholders’ equity

12.Income Tax

13.Detailing of income accounts

14.Employee Benefit Plan

15.Operating segments

16.Related party transactions

17.Fair value of financial assets and liabilities

18.Other disclosures

19.Subsequent Events

APPENDIX I - STATEMENTS OF VALUE ADDED

Performance Review

Composition of Management Bodies

Declaration of Directors on the Financial Statements

Directors' Statement on Performance Report

4

Consolidated Condensed Balance Sheet

	Note	3/31/2022	Bank 31/12/2021

Cash		19,170,552	16,657,201

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	30,210,987	18,858,842
Debt instruments		3,620,872	3,122,017
Balances With The Brazilian Central Bank		26,590,115	15,736,825

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	3.a	94,791,022	70,570,665
Debt instruments		61,297,199	47,752,595
Equity instruments		2,889,688	2,020,610
Trading derivatives	17	30,604,135	20,797,460

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	3.a	852,576	870,162
Loans and advances to customers		699,825	392,455
Equity instruments		152,751	477,707

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	89,486,347	101,241,787
Debt instruments		89,455,650	101,212,600
Equity instruments		30,697	29,187

Financial Assets Measured At Amortized Cost	3.a	623,162,184	633,241,352
Loans and amounts due from credit institutions		93,479,043	95,664,754
Loans and advances to customers		457,914,026	464,451,587
Debt instruments		71,769,115	73,125,011

Hedging Derivatives	17	109,035	342,463

Non-Current Assets Held For Sale		776,605	816,345

Investments in Associates and Joint Ventures	5.a	1,597,982	1,232,646

Tax Assets		41,737,773	41,757,332
Current		4,724,244	4,117,035
Deferred		37,013,529	37,640,297

Other Assets		9,636,522	6,049,028

Tangible Assets	6	8,544,544	8,783,785

Intangible Assets		30,849,515	30,786,788
Goodwill	7	27,973,237	27,915,469
Other intangible assets	8	2,876,278	2,871,319

Total Assets		950,925,644	931,208,396

LIABILITIES AND STOCKHOLDERS' EQUITY			Bank
	Notes	3/31/2022	31/12/2021

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	47,781,738	36,952,567
Trading derivatives	17	29,159,788	24,172,008
Short positions	17	18,621,950	12,780,559

Financial Liabilities Measured At Fair Value Through Profit Or Loss	9.a	9,028,264	7,459,784
Other financial liabilities		9,028,264	7,459,784

Financial Liabilities Measured at Amortized Cost	9.a	758,025,826	750,093,694
Deposits from Brazilian Central Bank and deposits from credit institutions		119,191,259	121,005,909
Customer deposits		461,146,855	468,961,069
Marketable debt securities		90,529,609	79,036,792
Debt Instruments Eligible to Compose Capital		17,874,236	19,641,408
Other financial liabilities		69,283,867	61,448,516

Hedging Derivatives	17	482,992	446,973

Provisions	10	11,436,050	11,604,482
Provisions for pension funds and similar obligations		2,436,818	2,728,126
Provisions for judicial and administrative proceedings, commitments and other provisions		8,999,232	8,876,356

Tax Liabilities		7,594,422	8,175,023
Current		5,597,851	5,949,833
Deferred		1,996,571	2,225,190

Other Liabilities		10,195,972	10,501,378

Total Liabilities		844,545,264	825,233,901

Stockholders' Equity	11	109,667,590	109,046,574
Share Capital		55,000,000	55,000,000
Reserves		54,728,589	48,880,561
Treasury shares		(861,775)	(713,039)
Profit for the period attributable to the Parent		3,800,776	15,528,052
Less: Dividends and remuneration		(3,000,000)	(9,649,000)

Other Comprehensive Income		(3,690,632)	(3,406,428)

Stockholders' Equity Attributable to the Parent		105,976,958	105,640,146

Non - Controlling Interests		403,422	334,349

Total Stockholders' Equity		106,380,380	105,974,495
Total Liabilities and Stockholders' Equity		950,925,644	931,208,396

The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Income Statements

	Notes	01/01 to 03/03/2022	01/01 to 03/31/2021
Interest and similar income		26,360,842	16,300,789
Interest expense and similar charges		(12,912,639)	(4,426,949)
Net Interest Income		13,448,203	11,873,840
Income from equity instruments		(200)	1,516
Income from companies accounted by the equity method	5.a	22,873	30,568
Fee and commission income		5,101,764	5,171,911
Fee and commission expense		(1,457,504)	(1,115,547)
Gains (losses) on financial assets and liabilities (net)		10,161,807	7,286,616
Financial Assets Measured At Fair Value Through Profit Or Loss		278,923	1,010,732
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		9,681,430	6,483,275
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		56,420	63,611
Financial instruments not measured at fair value through profit or loss		(588,838)	(148,078)
Other		733,872	(122,924)
Exchange differences (net)		(10,365,951)	(8,799,755)
Other operating expense		(3,276)	(233,316)
Total Income		16,907,716	14,215,833
Administrative expenses		(4,504,456)	(4,195,078)
Personnel expenses	13.a	(2,451,501)	(2,204,550)
Other administrative expenses	13.b	(2,052,955)	(1,990,528)
Depreciation and amortization		(604,805)	(673,352)
Tangible assets	6.a	(459,015)	(528,318)
Intangible assets	8	(145,790)	(145,034)
Provisions (net)	10	(665,861)	(571,367)
Impairment losses on financial assets (net)		(5,058,526)	(3,573,215)
Financial Instruments Measured At Amortized Cost	3.b.2	(5,058,526)	(3,573,215)
Impairment losses on other assets (net)		(63,578)	(9,191)
Other intangible assets	8	(11,892)	(1,561)
Other assets		(51,686)	(7,630)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		(3,175)	30,198
Gains (losses) on non-current assets held for sale not classified as discontinued operations		59,836	17,713
Operating Income Before Tax		6,067,151	5,241,541
Income taxes	12	(2,247,713)	(1,178,574)
Net income for the semester		3,819,438	4,062,967
Profit attributable to the Parent		3,800,776	4,053,516
Profit attributable to non-controlling interests		18,662	9,451
The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statements of Comprehensive Income

		01/01 a 03/31/2022	01/01 a 03/31/2021
Profit for the Period		3,819,438	4,062,967

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	(383,887)	(1,407,559)

Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(351,264)	(1,181,493)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(450,595)	(2,175,307)
Income taxes	.	99,331	993,814

Cash flow hedges		(32,623)	(226,066)
Valuation adjustments		(132,242)	(433,885)
Income taxes		99,619	207,819

Other Comprehensive Income that won't be reclassified for Net income:		99,683

Defined Benefits plan		99,683	(15,094)
Defined Benefits plan		221,720	-
Income taxes		(122,037)	(15,094)

Total Comprehensive Income		3,535,234	2,640,314
Attributable to the parent		3,516,572	2,630,863
Attributable to non-controlling interests		18,662	9,451
Total		3,535,234	2,640,314

The accompanying notes from Management are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balances at December 31, 2020		57,000,000	40,414,981	(791,358)	-	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872
Total comprehensive income		-	-	-	-	15,528,052	-	15,528,052	(2,389,705)	266,692	-	(855,335)	12,549,704	31,272	12,580,976
Consolidated Net Income for the Period		-	-	-	-	15,528,052	-	15,528,052	-	-	-	-	15,528,052	31,272	15,559,324
Other comprehensive income		-	-	-	-	-	-	-	(2,389,705)	266,692	-	(855,335)	(2,978,348)	-	(2,978,348)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(2,389,705)	-	-	-	(2,389,705)	-	(2,389,705)
Employee benefit plan		-	-	-	-	-	-	-	-	266,692	-	-	266,692	-	266,692
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(855,335)	(855,335)	-	(855,335)
Appropriation of net income from prior years		-	13,418,529	-	-	(13,418,529)	-	-	-	-	-	-	-	-	-
Spin-Off	11.a	(2,000,000)	(1,167,674)	-	-	-	-	(3,167,674)	-	-	-	-	(3,167,674)	-	(3,167,674)
Dividends and interest on capital from prior years 11.b		-	(3,837,085)	-	-	-	3,837,085	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	-	(9,649,000)	(9,649,000)	-	-	-	-	(9,649,000)	-	(9,649,000)
Treasury shares	11.d	-	-	78,319	-	-	-	78,319	-	-	-	-	78,319	-	78,319
Other		-	51,810	-	-	-	-	51,810	-	-	-	-	51,810	(9,808)	42,001
Balances at December 31, 2021		55,000,000	48,880,561	(713,039)	-	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Balances at December 31, 2021		55,000,000	48,880,561	(713,039)	-	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495
Total comprehensive income		-	-	-	-	3,800,776	-	3,800,776	(351,264)	99,683	-	(32,623)	3,516,572	18,662	3,535,234
Net Income Attributable to the Parent Company		-	-	-	-	3,800,776	-	3,800,776	-	-	-	-	3,800,776	18,662	3,819,438
Other comprehensive income		-	-	-	-	-	-	-	(351,264)	99,683	-	(32,623)	(284,204)	-	(284,204)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(351,264)	-	-	-	(351,264)	-	(351,264)
Employee benefit plan		-	-	-	-	-	-	-	-	99,683	-	-	99,683	-	99,683
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(32,623)	(32,623)	-	(32,623)
Appropriation of net income from prior years		-	15,528,052	-	-	(15,528,052)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	11.b	-	(9,649,000)	-	-	-	9,649,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	-	(3,000,000)	(3,000,000)	-	-	-	-	(3,000,000)	-	(3,000,000)
Treasury shares	11.d	-	-	(148,736)	-	-	-	(148,736)	-	-	-	-	(148,736)	-	(148,736)
Other		-	(31,024)	-	-	-	-	(31,024)	-	-	-	-	(31,024)	50,411	19,387
Balances as of March 31, 2022		55,000,000	54,728,589	(861,775)	-	3,800,776	(3,000,000)	109,667,590	(398,840)	(2,824,538)	859,370	(1,326,624)	105,976,958	403,422	106,380,380

The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to 03/31/2022	01/01 to 03/31/2021
1. Cash Flows From Operating Activities
Net income for the period		3,819,438	4,062,967
Adjustments to profit		4,765,370	34,399,996
Depreciation of tangible assets	6.a	459,015	528,318
Amortization of intangible assets	8	145,790	145,034
Impairment losses on other assets (net)		63,578	9,191
Provisions and Impairment losses on financial assets (net)		5,724,387	4,144,582
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(56,661)	(47,911)
Income from companies accounted by the equity method	5.a	(22,873)	(30,568)
Deferred tax assets and liabilities	12	688,903	306,791
Monetary Adjustment of Escrow Deposits		(143,874)	(219,447)
Recoverable Taxes		(111,388)	(120,220)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		-	6,590
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(1,800,627)	30,477,797
Other		(180,880)	(800,161)
Net (increase) decrease in operating assets		(30,826,400)	(19,041,688)
Balance with the Brazilian Central Bank		-	(10,719,688)
Financial Assets Measured At Fair Value Through Profit Or Loss		(11,352,145)	(22,044,046)
Other financial assets measured at fair value through profit or loss		(28,585,332)	(7,451,094)
Financial Assets Measured at Fair Value in Results Retained for Trading		17,586	(17,787)
Financial Assets Measured at Fair Value through Other Comprehensive Income		11,350,782	3,390,827
Financial Assets Measured At Amortized Cost		1,366,636	9,842,013
Other assets		(3,623,927)	7,958,087
Net increase (decrease) in operating liabilities		34,734,063	(2,088,508)
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		10,829,171	2,358,516
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,568,480	(23,195)
Financial liabilities at amortized cost		24,203,799	4,651,227
Other liabilities		(31,867,387)	(9,075,056)
Tax paid		(1,120,498)	(956,576)
Total net cash flows from operating activities (1)		11,371,973	16,341,167
2. Cash Flows From Investing Activities
Investments		(815,490)	(343,451)
Subsidiary acquisition, less net cash on acquisition		(364,852)	-
Tangible assets		(372,794)	(281,306)
Intangible assets		(77,844)	(62,145)
Disposal		391,696	881,204
Tangible assets		117,275	619,122
Intangible asset		165,116	62,363
Non-Current Assets Held For Sale		105,386	181,070
Dividends and interest on capital received		3,919	18,649
Total net cash flows from investing activities (2)		(423,794)	537,753
3. Cash Flows From Financing Activities
Acquisition of own shares	11.d	(148,736)	81,588
Issuance of other long-term liabilities		89,828,065	24,043,469
Dividends and interest on capital paid		(2,730,090)	(902,256)
Payments of other long-term liabilities		(101,263,684)	(26,614,051)
Net increase in non-controlling interests		-	259,021

Total net cash flows from financing activities (3)		(14,314,445)	(3,132,229)
Exchange variation on Cash and Cash Equivalents (4)		-	(6,590)
Net Increase in Cash and cash equivalents (1+2+3+4)		(3,366,266)	13,740,101
Cash and cash equivalents at the beginning of the period		32,668,749	28,446,808
Cash and cash equivalents at the end of the period		29,302,483	42,186,909

The accompanying notes from Management are an integral part of these financial statements.

1.     Introduction, presentation of condensed consolidated financial statements and other information

a)   Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041, CJ 281, Building A,  Wtorre JK - Vila Nova Conceição, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization plans, consumer finance, payroll loans, digital platforms, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis.

The Board of Directors authorized the issue of the Condensed Consolidated Financial Statements for the period ended on March 31, 2022 at the meeting held on April 25, 2022.

These Financial Statements and the accompanying documents were the subject of a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)   Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC) The Financial Statement is interim, following the rules of IAS 34 – Interim Financial Statements.. All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c)   Other information

c.1) Adoption of new standards and interpretations

The following changes to standards were adopted for the first time for the year beginning January 1, 2022:

• Amendments to IFRS 9, IAS 39, IFRS 7 "Financial Instruments", IFRS 4 "Insurance Contracts" and IFRS 16 "Leasing": the changes provided for in Phase 2 of the IBOR reform address issues that may affect the financial statements during the reform a reference interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the replacement of a rate with an alternative reference rate (substitution issues). The effective date of application of this amendment is January 1, 2021.

The Group's contracts linked to LIBOR are being reviewed between the parties and will be updated by the respective alternative rates disclosed, plus a spread. Management estimates that the updated cash flows will be economically equivalent to the original, and does not expect material impacts related to this replacement.

The above implementations have had no significant impact on these Financial Statements.

Rules and interpretations that will come into force after March 31, 2022

On the date of preparation of these consolidated financial statements, the following standards that have an effective date of adoption after January 1, 2022 and have not yet been adopted by the Bank are:

· Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: In May 2020, the IASB issued this amendment to clarify that, for the purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performance of that contract and an allocation of other costs that directly relate to the performance of this contract. The effective date of application of this amendment is 1st. January 2022.

· Amendment to IFRS 3 “Business Combinations”: issued in May 2020, with the aim of replacing references from the old version of the conceptual framework to the most recent one. The amendment to IFRS 3 is effective from January 1, 2022.

· Annual Improvements – 2018-2020 Cycle: In May 2020, the IASB issued the following changes as part of the annual improvement process, applicable from January 1, 2022:

(i) IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.

(ii) IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii) IFRS 1 "First-time Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.

· Amendment to IAS 1 "Presentation of Financial Statements": the objective is to clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date. The amendments to IAS 1 are effective as of January 1, 2023.

· Amendment to IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification: clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other events futures, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023.

· Amendment to IAS 12 - Income Taxes: requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which consider the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

The notes 2.e and 46.c8 of the Consolidated Financial Statements of December 31, 2021, present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Provisions for losses on credits due to impairment

The carrying amount of impaired financial assets is adjusted by recording a provision for loss as a debit of “Losses on financial assets (net) – Financial assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to an impairment event.

To individually measure the impairment loss of loans evaluated for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit amount , and also based on historical impairment experience and other circumstances known at the time of the valuation.

To measure the impairment loss of loans collectively evaluated for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

Notes 2.h & 46.b2 to the Consolidated Financial Statements as of December 31, 2021, present the accounting practice and measures for measuring credit risk, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2021.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

The note 2.q to the Bank's consolidated financial statements for the year ended December 31, 2021, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2021 and March 31, 2022, the date of preparation of these consolidated financial statements.

v. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 7.

vi. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recover on differences between the book values of the assets and liabilities and their respective calculation bases, and tax credits and losses and the negative basis of the accumulated CSLL. These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered likely that consolidated entities will have sufficient future taxable profits against which deferred tax assets can be used, and deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in a transaction that does not affect either actual tax profit or accounting profit. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered likely that consolidated entities will have sufficient future taxable profits for them to be used.

The recognized deferred tax assets and liabilities are reviewed on the date of each balance sheet, making the appropriate adjustments based on the findings of the analyses carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For additional details see note 2.z of the Consolidated Financial Statements as of December 31, 2021.

2.     Basis of consolidation

Below are highlighted as controlled, direct and indirect entities and investment funds included in Banco Santander Consolidated Financial Statements. Similar information about companies accounted for by the Bank's equity method is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)			03/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	80.00%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	94.60%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	436,441	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	196,979	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	0.00%	50.00%
Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Other Activities	328	-	0.00%	80.00%
Controlled by Santander Leasing
Bank Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	348	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Outras	3,808	-	0.00%	90.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Gestão de Cobrança e Recuperação de Crédito	250	-	0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda.
Paytec Logística e Armazém Ltda.	Other Activities	100	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	19,140	-	0.00%	60.00%
Toro Investimentos S.A.	Broker	4,863	-	0.00%	2.15%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda
Toro Investimentos S.A.	Broker	217,961	-	0.00%	96.41%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	Other Activities	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia LTDA.	Other Activities	1,122,000	-	0.00%	100.00%
Controlled by Mobills Labs Soluções em Tecnologia LTDA.
Mob Soluções em Tecnologia Ltda.	Other Activities	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Monetus Corretora de Seguros Ltda.	Other Activities	10	-	0.00%	100.00%

Consolidated Investment Funds

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5).

•         Atual - Multimarket Investment Fund Private Credit Investment Abroad (6)

•         Verbena FCVS – Fundo de Investimento em Direitos Creditórios(7)

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations. At the Extraordinary General Meeting (AGE) held on October 30, 2018, the change of name from BRL V - Fundo de Investimento Imobiliário - FII to Prime 16 - Fundo de Investimento Imobiliário was approved.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) This fund was created and started to be consolidated in September 2017. It refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) This fund was consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(5) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021 and is controlled through Banco Santander Brasil S.A. It holds 100% of the shares in this fund.

Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)     Acquisition of a stake in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR") and its respective shareholders, a certain investment agreement and other agreements with a view to subscribing to a minority stake in CSD BR. CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Brazilian Securities and Exchange Commission and the Superintendence of Private Insurance. The execution of the Operation will be subject to the conclusion of the definitive instruments and the implementation of certain common conditions in this type of transaction, including the applicable regulatory approvals.

b)    Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda. Acquisition of Acorporate Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. ("SHI") – a wholly owned subsidiary of the Company – concluded, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. ("Apê11"), certain Share Purchase and Sale Agreement and Investment Agreement, through which, once the transaction is effective, it will have 90% of apê11's share capital ("Operation"). Apê11 acts as a collaborative marketplace, a pioneer in digitizing the shopping journey of houses and apartments. After complying with the previous conditions set forth in the Investment Agreements Purchase and Sale of Shares, the closing of the Transaction was formalized on December 16, 2021.

c)     Acquisition of Corporate Interest in Leadership Specialized Services in Collections Ltda. ("Leadership") and Fozcobra Agência de Cobranças Ltda. ("Fozcobra") and subsequent incorporation of Fozcobra by the

On August 4, 2021, The Current Credit recovery Services and Digital Media S.A. ("Current") – a wholly owned subsidiary of the Company – concluded, together with the partners of Liderança Serviços Especializados em Cobranças Ltda. ("Leadership"), a certain Contract for the Assignment of Quotas and Other Covenants, whereby, once the transaction has been carried out, it will have 100% of the capital of the Leadership ("Operation"). The Leadership operates in the area of recovery of overdue credits, providing out-of-court collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After compliance with the previous conditions set forth in the Contract for assignment of Quotas and Other Covenants, the closing of the Operation was formalized on October 1, 2021. A continuous act, Fozcobra was incorporated by The Leadership on October 4, 2021.

d)    Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4 Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution4Fleet (“Transaction”). Solution4Fleet specializes in structuring rental and subscription businesses – a long-term rental modality for individuals. After complying with the previous conditions set forth in the Investment Agreements Purchase and Sale of Shares, the closing of the Transaction was formalized on October 8, 2021.

e)     Acquisition of equity interest in Car10 Tecnologia e Informação SA and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the conditions precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

f)     Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), investment agreement and other covenants, whereby, once the transaction is completed, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application, after considering the client's needs and risk profile, the application automatically creates, executes and monitors a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

g)    Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda. other covenants, whereby, once the transaction is completed, Toro Investimentos will hold 100% of the share capital of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

h)    Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) SA (“Banco Santander”) and Banco Bandepe SA (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing SA Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand reais), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

i)      Partial spin-off and segregation of Getnet Acquiring and Services for Payment Means S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos SA (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil will become direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil will be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of R$ 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to R$ 57,000,000 (fifty-seven billion reais) to R$ 55,000,000 (fifty-five billion reais).

j)      Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

k)     Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos SA (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações SA (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

l)      Signing of an Agreement for the Acquisition of Equity Interest in Gira – Integrated Management of Receivables of Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

3.     Financial assets

a)     Classification by nature and category

The classification by nature and category for the purpose of valuing the Bank's assets, except for the items related to “Cash and reserves at the Central Bank of Brazil” and “Derivatives used as Hedge”, on March 31, 2022 and December 31, 2021 is shown below:

						03/31/2022
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	26,590,115	-	-	-	-	26,590,115
Loans and amounts due from credit institutions	-	-	-	-	93,479,043	93,479,043
Of which:
Loans and amounts due from credit institutions	-	-	-	-	93,495,755	93,495,755
Impairment losses (note 3-b.2)	-	-	-	-	(16,712)	(16,712)
Loans and advances to customers	-	-	699,825	-	457,914,026	458,613,851
Of which:
Loans and advances to customers	-	-	699,825	-	487,594,393	488,294,218
Impairment losses (note 3-b.2)	-	-	-	-	(29,680,367)	(29,680,367)
Debt instruments	3,620,872	61,297,199	-	89,455,650	71,769,115	226,142,836
Of which:
Debt instruments	3,620,872	61,297,199	-	89,455,650	72,925,368	227,299,089
Impairment losses (note 3-b.2)	-	-	-	-	(1,156,253)	(1,156,253)
Equity instruments	-	2,889,688	152,751	30,697	-	3,073,136
Trading derivatives	-	30,604,135	-	-	-	30,604,135
Total	30,210,987	94,791,022	852,576	89,486,347	623,162,184	838,503,116

						12/31/2021
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	15,736,825	-	-	-	-	15,736,825
Loans and amounts due from credit institutions	-	-	-	-	95,664,754	95,664,754
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	95,686,579	95,686,579
Impairment losses (note 3-b.2)	-	-	-	-	(21,825)	(21,825)
Loans and advances to customers	-	-	392,455	-	464,451,587	464,844,042
Of which:
Loans and advances to customers, gross (1)	-	-	392,455	-	492,962,247	493,354,702
Impairment losses (note 3-b.2)	-	-	-	-	(28,510,660)	(28,510,660)
Debt instruments	3,122,017	47,752,595	-	101,212,600	73,125,011	225,212,223
Of which:
Debt instruments	3,122,017	47,752,595	-	101,212,600	74,315,903	226,403,115
Impairment losses (note 3-b.2)	-	-	-	-	(1,190,892)	(1,190,892)
Equity instruments	-	2,020,610	477,707	29,187	-	2,527,504
Trading derivatives	-	20,797,460	-	-	-	20,797,460
Total	18,858,842	70,570,665	870,162	101,241,787	633,241,352	824,782,808

(1) As of March 31, 2022, the balance recorded under “Loans and advances to customers” referring to loan portfolio operations assigned is R$ 38,436 (12/31/2021 - R$40,790) and R$ 38,236 (12/31/2021 - R$40,511) of “Other financial liabilities - Financial liabilities associated with the transfer of assets”.

b) Valuation adjustments arising from impairment of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in note 2 to the Bank's consolidated financial statements for the year ended December 31, 2021, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated statement of income and except in the case of financial assets measured at value through other comprehensive income, in which changes in fair value are temporarily recognized in consolidated shareholders' equity, under “Other comprehensive income”.

The debits or credits in "Other comprehensive income" arising from changes in fair value, remain in the Bank's consolidated shareholders' equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of impairment losses on these instruments, the amounts are no longer recognized in equity under the item "Financial assets measured at fair value through other comprehensive income" and are reclassified to the Consolidated Income Statement by the cumulative amount on that date.

On March 31, 2022, the Bank analyzed changes in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as arising from impairment losses. Consequently, the total variations in the fair value of these assets are shown in "Other comprehensive income." Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

b.2) Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers

The changes in the provisions for impairment of assets included in “Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers” in the period ended on March 31, 2022 and 2021 were the following:

		01/01 to 03/31/2022		01/01 to 03/31/2021
Balance at beginning of the period	.	29,723,376	.	26,365,268
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	.	5,742,305	.	3,802,081
Write-off of impaired balances against recorded impairment allowance	.	(4,612,349)	.	(3,867,365)
Balance at end of the period (Note 3.a)	.	30,853,332	.	26,299,984
Provision for contingent liabilities (note 9.d)	.	814,385	.	774,871
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	31,667,717	.	27,074,855
Loans written-off recovery	.	242,671	.	228,866
Discount granted		(441,108)		-

Considering the amounts recognized in "Provision for losses on financial assets and recovery of loans written off as loss", "Recoveries of loans written off as loss" and "Discount Granted" total R$5,058,526 and R$3,573,215 in the periods ended in March 31, 2022 and 2021, respectively.

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the breach of loan clauses or terms, and (iv) during the bankruptcy process.

The details of changes in the balance of financial assets classified as “Loans and advances to customers” considered as non-recoverable due to credit risk in the period ended on March 31, 2022 and 2021 are as follows:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Balance at beginning of the period	26,923,312	22,985,983
Net additions	6,927,657	3,338,275
Write-off of impaired balances against recorded impairment allowance	(4,144,712)	(3,173,465)
Balance at end of the period	29,706,256	23,150,793

d) Provisions for contingent commitments

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The provision expense that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed client does not comply with its contractual obligations. Below is the movement of these provisions for the period ended on March 31, 2022 and 2021.

	01/01 to 03/31/2022	01/01 to 03/31/2021
Balances at the beginning of the period	908,027	724,780
Constitution of provisions for contingent liabilities	(93,642)	50,091
Balances at the end of period (Note 3.b.2)	814,385	774,871

4.     Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.     Investments in associates and joint ventures

Joint control

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a)   Breakdown

			Participation %
	Activity	Country	03/31/2022	12/31/2021
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	19.45%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
CIP S.A. (6)	Outras Atividades	Brasil	17.87%	0.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%

	03/31/2022			12/31/2021
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	12,738,986	12,717,434	14,896	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,382,757	11,351,166	31,591	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	41	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,199,953	1,214,459	(21,341)	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	144,938	140,333	4,605	156,037	143,807	12,230
Jointly Controlled by Santander Corretora de Seguros	2,926,441	2,905,039	21,402	3,055,130	2,824,094	231,036
Webmotors S.A.	359,628	346,080	13,548	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,561,118	2,553,412	7,706	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros	3,393	3,433	(40)	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,302	2,114	187	2,011	1,915	96
Jointly Controlled by Aymoré CFI	-	-	-	14,871	17,548	(2,677)
Solutions 4 Fleet	-	-	-	14,871	17,548	(2,677)
Total	15,665,427	15,622,473	36,298	15,558,104	15,315,100	323,778

(1) Companies with a one-month lag in the equity calculation. To account for the equity income, the position of 02/28/2022 was used on 03/31/2022.

(2) Although the interest is less than 20%, the Bank exercises joint control in the entity with the other majority shareholders, through a shareholders' agreement in which no business decision can be taken by a single shareholder.

(3) Although the interest exceeds 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(4) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Interest arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which in the same year was merged into Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the dissolution of the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive their share of the equity.

(6) In March 2022, the Interbank Payments Chamber (CIP) was demutualized. The non-profit association underwent a spin-off whose part of the equity was incorporated into a new for-profit CIP S.A.

	Investments		Results
	03/31/2022	12/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Jointly Controlled by Banco Santander	1,000,248	628,040	10,089	7,426
Banco RCI Brasil S.A.	601,729	591,745	12,602	10,942
Estruturadora Brasileira de Projetos S.A. - EBP	1,260	1,257	4	-
Gestora de Inteligência de Crédito	17,735	13,522	(4,151)	(4,148)
Campo Grande Empreendimentos	-	255	-	-
Santander Auto S.A.	22,780	21,261	1,634	632
CIP S.A	356,744	-	-	-
Jointly Controlled by Santander Corretora de Seguros	597,734	593,002	12,784	23,142
Webmotors S.A.	368,576	359,092	9,484	5,497
Tecnologia Bancária S.A. - TECBAN	227,284	232,109	3,226	17,696
Hyundai Corretora de Seguros	1,240	1,260	(20)	76
PSA Corretora de Seguros e Serviços Ltda.	634	541	94	(127)
Jointly Controlled by Aymoré CFI	-	11,604	-	-
Solutions 4 Fleet	-	11,604	-	-
Total	1,597,982	1,232,646	22,873	30,568

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b)   Changes

Below are the changes in the balance of this item in the period ended on March 31, 2022 and 2021:

	01/01 a 03/31/2022		01/01 a 03/31/2021
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	1,232,646	-	1,094,985	-
Adjustment to market value	(2,734)	-	30,224	-
Add / Lower	(255)	-	(28)	-
Equity in earnings of subsidiaries	22,873	-	30,568	-
Dividends proposed / received	(8,051)	-	(8,259)	-
Jointly Controlled Capital Increase	8,362	356,745	-	-
Balance at end of exercise	1,356,745	356,745	1,147,491	-
Total Investments		1,597,982		1,147,491

c)   Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in March 31, 2022, and December 31, 2021.

d)   Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

6.     Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during the period ended March 31, 2022 and 2021.

a)   Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Addition	32	51,667	177,212	143,883	-	372,794
Write-off	(9,287)	(48,469)	(36,668)	(22,851)	-	(117,275)
Depreciation of the period	(23,009)	(78,441)	(213,372)	(144,193)	-	(459,015)
Transfers	12	(202)	(35,555)	-	-	(35,745)
Balance as of march 31, 2022	1,771,504	1,614,739	2,874,178	2,296,263	(12,140)	8,544,544

Balance as of December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Addition	-	-	179,271	102,035	-	281,306
Write-off	(1,005)	(518,068)	(52,039)	(48,010)	-	(619,122)
Depreciation of the period	(28,800)	(147,057)	(207,271)	(145,190)	-	(528,318)
Impairment / Reversal in the period	566	-	29,685	-	396	30,647
Transfers	(95)	34,613	(41,828)	-	1	(7,309)
Balance as of march 31, 2021	1,858,943	907,590	3,579,492	2,360,033	(11,743)	8,694,315

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b)   Losses due to non-recovery

In the period ended March 31, 2022 there was no recognition of an impairment charge.

c)   Tangible asset purchase commitments

In the period ended March 31, 2022, the Bank has R$ 56,102 million in contractual commitments for the acquisition of tangible assets (12/31/2021 - R$58,413 million).

7.     Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 1.c.2.1.v) and has been allocated according to the operating segments (note 15).

Based on the assumptions described above, no impairment of goodwill was identified as of December 31, 2021. During the first quarter of 2022, no indications of impairment of goodwill were identified.

	03/31/2022	12/31/2021
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	273,303	305,937
Liderança Serviços Especializados em Cobranças Ltda.	236,626	237,663
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,613	32,613
Return Capital Serviços de Recuperação de Créditos S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381
Paytec Tecnologia em Pagamentos Ltda.	11,336	11,336
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271
Banco PSA Finance Brasil S.A.	1,557	1,557
APE11 Tecnologia e Negocios Imobiliarios S.A.	23,586	-
Monetus Investimentos S.A.	24,850	-
Mobills Labs Soluções em Tecnologia Ltda.	43,003	-
Total	27,973,237	27,915,469

		Commercial Bank
		12/31/2021
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		4.8%
Discount rate (2)		12.3%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax on December 31, 2021 was 18,77%.

The impairment test was carried out during the second half of 2021. Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. In the period ended March 31, 2022, there was no evidence of impairment that would lead to the need to update the test performed in 2021 before its regular performance.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

8.     Intangible assets - Other intangible assets

The movement of other intangible assets in the period ended March 31, 2022 and 2021, was as follows:

	Movement of:
	12/31/2021 to 03/31/2022			12/31/2020 to 03/31/2021
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	2,723,667	147,652	2,871,319	2,367,388	38,973	2,406,361
Addition	207,729	15,039	222,768	471,939	9,794	481,733
Write-off	(388,532)	648	(387,884)	(536,238)	(7,858)	(544,096)
Transfers	325,252	2,505	327,757	(4,727)	(795)	(5,522)
Amortization	(139,683)	(6,107)	(145,790)	(143,379)	(1,655)	(145,034)
Impairment in the period (1)	(10,792)	(1,100)	(11,892)	-	-	-
Final balance	2,717,642	158,636	2,876,278	2,154,983	38,459	2,193,442
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

(1) In 2021 and 2020, it refers to the impairment of assets in the acquisition and development of software. The loss on the acquisition and development of software was recorded due to the obsolescence and discontinuity of the referred systems.

Amortization expenses were recorded under "Depreciation and amortization" in the income statement.

9.     Financial liabilities

a)   Classification by nature and category

The classification, by nature and category for the purposes of valuation, of the Bank's financial liabilities other than those included in “Derivatives used as hedges”, on March 31, 2022 and December 31, 2021:

				03/31/2022
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	119,191,259	119,191,259
Customer deposits	-	-	461,146,855	461,146,855
Marketable debt securities	-	-	90,529,609	90,529,609
Trading derivatives	29,159,788	-	-	29,159,788
Short positions	18,621,950	-	-	18,621,950
Debt Instruments Eligible to Compose Capital	-	-	17,874,236	17,874,236
Other financial liabilities	-	9,028,264	69,283,867	78,312,131
Total	47,781,738	9,028,264	758,025,826	814,835,828

				12/31/2021
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	121,005,909	121,005,909
Customer deposits	-	-	468,961,069	468,961,069
Marketable debt securities	-	-	79,036,792	79,036,792
Trading derivatives	24,172,008	-	-	24,172,008
Short positions	12,780,559	-	-	12,780,559
Debt Instruments Eligible to Compose Capital	-	-	19,641,408	19,641,408
Other financial liabilities	-	7,459,784	61,448,516	68,908,300
Total	36,952,567	7,459,784	750,093,694	794,506,045

b)   Breakdown and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	03/31/2022	12/31/2021
Demand deposits (1)	30,518	126,203
Time deposits (2)	93,318,231	75,754,363
Repurchase agreements	25,842,510	45,125,343
Of which:
Backed operations with Private Securities (3)	12,579,338	13,478,131
Backed operations with Government Securities	13,263,171	31,647,212
Total	119,191,259	121,005,909

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

b.2) Client deposits

	03/31/2022	12/31/2021
Demand deposits	98,767,868	106,991,160
Current accounts (1)	36,986,163	41,742,247
Savings accounts	61,781,705	65,248,913
Time deposits	258,333,542	280,955,456
Repurchase agreements	104,045,445	81,014,453
Of which:
Backed operations with Private Securities (2)	4,638,559	20,103,099
Backed operations with Government Securities	99,406,886	60,911,354
Total	461,146,855	468,961,069

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

b.3) Bonds and securities

	03/31/2022	12/31/2021
Real Estate Credit Notes - LCI (1)	28,630,839	21,459,182
Eurobonds	14,297,099	12,952,068
Treasury Bills (2)	8,128,478	25,074,264
Agribusiness Credit Notes - LCA	16,606,592	16,989,434
Guaranteed Real Estate Bill - LIG (3)	2,866,601	2,561,845
Total	90,529,609	79,036,792

(1) Mortgage Letters of Credit are fixed income securities backed by real estate credits and secured by mortgage or chattel mortgage on real estate. On March 31, 2022, they mature between 2022 and 2028 (12/31/2021 - with maturity between 2022 and 2028).

(2) The main characteristics of financial bills are a minimum term of two years, minimum nominal value of R$50 and early redemption permission of only 5% of the amount issued. On March 31, 2022, they mature between 2022 and 2031 (12/31/2021 - with maturity between 2022 and 2031).

(3) Guaranteed Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On March 31, 2022, they mature between 2022 and 2025 (12/31/2021 - with maturity between 2022 and 2035).

The changes in the balance of "Bonds and securities" in the period ended March 31, 2022 and 2021 were as follows:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Balance at beginning of the semester	79,036,792	56,875,514
Issues	89,828,065	24,043,469
Payments	(101,263,684)	(26,614,049)
Interest	7,536,849	469,255
Exchange differences and other	15,391,587	1,031,960
Balance at end of the semester	90,529,609	55,806,147

The composition of Eurobonds and other securities is as follows:

					03/31/2022	12/31/2021
	Issuance	Maturity	Currency	Interest Rate (p.to.)	Total	Total
Eurobonds	2018	2025	BRL	4.4%	98,933	117,150
Eurobonds	2018	2025	USD	0% to 4.4%	98,367	771,300
Eurobonds	2019	2025	USD	0% to 4.4%	190,103	225,533
Eurobonds	2019	2026	USD	4.4%	75,923	75,716
Eurobonds	2019	2027	USD	0% to 4.4%	648,237	632,831
Eurobonds	2020	2022	USD	4.4%	-	306,253
Eurobonds	2020	2023	USD	0% to 4.4%	384,195	455,666
Eurobonds	2020	2025	USD	0% to 8%	39,605	46,655
Eurobonds	2021	2022	USD	0% to 4.4%	767,195	2,005,534
Eurobonds	2021	2022	USD	for 9%	41,686	41,749
Eurobonds	2021	2022	USD	CDI+1.9%	173,493	205,624
Eurobonds	2021	2022	USD	CDI + 2.65%	136,449	181,116
Eurobonds	2021	2023	USD	0% to 4.4%	181,016	408,824
Eurobonds	2021	2023	USD	CDI+1.9%	133,606	157,370
Eurobonds	2021	2023	USD	CDI + 2.65%	204,671	5,316
Eurobonds	2021	2024	USD	0% to 4.4%	57,303	246,192
Eurobonds	2021	2025	USD	0% to 4.4%	71,067	593,036
Eurobonds	2021	2026	USD	0% to 4.4%	2,737,455	3,890,578
Eurobonds	2021	2026	USD	CDI + 2.65%	592,753	210,639
Eurobonds	2021	2027	USD	0% to 4.4%	-	101,029
Eurobonds	2021	2028	USD	for 9%	-	30,126
Eurobonds	2021	2028	USD	CDI + 6.4%	-	26,018
Eurobonds	2021	2031	USD	0% to 4.4%	2,217,707	2,217,811
Eurobonds	2022	2022	USD	0% to 4.4%	2,715,848	-
Eurobonds	2022	2022	USD	for 9%	80,566	-
Eurobonds	2022	2022	USD	CDI+1.9%	259,311	-
Eurobonds	2022	2023	USD	0% to 4.4%	695,955	-
Eurobonds	2022	2023	USD	for 9%	8,718	-
Eurobonds	2022	2024	USD	0% to 4.4%	977,332	-
Eurobonds	2022	2024	USD	CDI+1.9%	398,630	-
Eurobonds	2022	2025	USD	0% to 4.4%	310,976	-
Total					14,297,099	12,952,068

b.4) Debt Instruments Eligible to Capital

The details of the balance of the item "Debt Instruments Eligible to Capital" referring to the issuance of equity instruments to compose the level I and level II of the reference equity due to the Reference Equity Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	03/31/2022	12/31/2021
Tier I (1)	nov-18	No Maturity (Perpetual)	$1,250	7.3%	6,092,802	7,050,080
Tier II (1)	nov-18	nov-28	$1,250	6.1%	6,066,338	7,038,527
Financial Bills - Tier I (2)	nov-21	nov-31	$5,300	CDI+2%	5,500,100	5,351,046
Financial Bills - Tier I (2)	dec-21	dec-31	$200	CDI+2%	214,996	201,755
Total					17,874,236	19,641,408

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Letras Financeiras issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a)    Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum amount;

(b)    The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

The variations in the balance of "Debt Instruments Eligible to Capital" in period ended March 31, 2022 and 2021 were as follows:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Balance at beginning of the period	19,641,408	13,119,660
Interest payment Tier I (1)	104,527	125,712
Interest payment Tier II (1)	88,662	106,631
Foreign exchange variation	(1,983,798)	1,269,608
Balance at end of the period	17,874,236	14,621,611

(1)   Interest remuneration related to the Level I and II Eligible Debt Instrument was recorded against the income for the period as "Interest and Similar Expenses".

10.   Provision for legal and administrative proceedings, commitments and other provisions

a)   Breakdown

The breakdown of the balance of “Provisions” is as follows:

	03/31/2022	12/31/2021
Pension fund provisions and similar requirements	2,436,818	2,728,126
Provisions for judicial and administrative proceedings, commitments and other provisions	8,999,232	8,876,356
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	7,897,923	7,668,914
Of which:
Civil	3,319,333	3,231,004
Labor	2,053,938	2,071,811
Tax and Social Security	2,524,652	2,366,099
Provision for contingent liabilities (Note 3 b.2)	814,385	908,027
Other provisions	286,428	298,919
Total	11,436,050	11,604,482

b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are made based on the probable risk of loss, in the law and in the case law, in accordance with the assessment of loss carried out by the legal advisors.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from

Judicial and administrative proceedings.

b.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

PIS and Cofins R$ 4,125,214 (12/31/2021 - R$ 4,075,496): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss is classified as probable, based on the opinion of legal counsel.

Those are the main themes of the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$ 959,178 (12/31/2021 - R$945,715): in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during 2000, 2001 and 2002. The administrative process ended unfavorably for both companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action was ruled groundless, which gave rise to the lodging of an Appeal. On December 8, 2020, the appeal was heard, maintaining the first-degree sentence. Against this decision, Embargoes of Declaration were opposed. Based on the opinion of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) – R$ 132,554 (12/31/2021 - R$53,936): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions- R$ 292,945 (12/31/2021 - R$283,528): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 10.b.4 – Possible Risk Loss).

b.2) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Banespa employees. . Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573,232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, nor of the court in the main proceeding, do not define a specific amount to be paid by the substitutes, and the amounts must be determined in the regular settlement of the sentence.

On March 31, 2022, the case is classified as probable loss and the provision was constituted based on the estimated loss

b.3) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existence of their account and balance in the birthday date of the index’s changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

The STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. Such extension has a term of 5 years. The approval of the terms of the additive occurred on June 3, 2020.

The Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$ 29,768,652, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2022, the amounts related to these proceedings totaled approximately R$ 7,435,889.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On March 31, 2022, the amounts related to these proceedings totaled approximately R$ 4,346,851.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On March 31, 2022, the amounts related to these proceedings totaled approximately R$ 5,393,303.

• Goodwill Amortization of Banco Real - the Federal Revenue Service issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounts before its incorporation, could not be deducted by Banco Santander for tax purposes. The infraction notice was duly challenged and we are currently awaiting judgment by CARF. As of March 31, 2022, the amount was approximately R$ 1,482,597.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2022, the amount related to this claim is approximately R$ 1,327,535.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of March 31, 2022, the amount was R$ 1,105,322.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On March 31, 2022, the amounts related to these proceedings totaled approximately R$ 667,127.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil - Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative ended unfavorably. On July, 2020, the company filed a lawsuit seeking to cancel tax debts. This lawsuit is currently awaiting judgment. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of March 31, 2022, the amount related to this lawsuit is approximately R$ 501,293.

The labor claims with classification of loss risk as possible totaled R$ 189,350, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$ 2,419,602, being the main lawsuits as follow:

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refers to civil actions, in the amounts of R$ 496 (12/31/2021 - R$496), under the responsibility of the former controlling shareholders of acquired banks and companies. Based on the agreements signed, these lawsuits have guarantees of full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets.

11.   Stockholders’ equity

a)   Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Contas SA. (“Getnet”), with version of the spun-off portion for Getnet, the reduction in the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, increasing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billions of reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			03/31/2022			12/31/2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	97,662	123,228	220,890	109,718	135,345	245,063
Foreign Residents	3,721,033	3,556,608	7,277,641	3,708,977	3,544,491	7,253,468
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,580)	(19,580)	(39,160)	(15,755)	(15,755)	(31,510)
Total Outstanding	3,799,115	3,660,256	7,459,371	3,802,940	3,664,081	7,467,021

b)   Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

The following distribution of dividends and interest on capital made on March 31, 2022, and December 31, 2021.

							03/31/2022
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends(1)(2)	1,300,000	165.9531	182.5484	348.5016	165.9531	182.5484	348.5016
Interest on Capital (1)(3)	1,700,000	217.0156	238.7172	455.7329	184.4633	202.9096	387.3730
Total	3,000,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any monetary restatement.

(2) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the year 2021.

(3) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the year 2022.

							12/31/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (2)(5)	3,400,000	434.0449	477.4494	911.4944	368.9382	405.8320	774.7702
Dividends (1)(5))	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (4)(5)	249,000	31.7868	34.9655	66.7524	27.0188	29.7207	56.7395
Total	9,649,000

(1) Deliberated by the Board of Directors on April 27, 2021, paid on June 22, 2021, without any monetary restatement.

(2) Deliberated by the Board of Directors on July 27, 2021, paid on September 03, 2021, without any monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any monetary restatement.

(5) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2021.

c)   Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d)   Treasury shares

In the meeting held on February 2, 2021, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2020, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2020, the Bank held 355,661,814 common shares and 383,466,228 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long-Term Incentive Plans. The term of the Buyback Program is 18 months counted from February 3, 2021, and will expire on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	03/31/2022	12/31/2021
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	15,755	18,829
Shares Acquisitions	8,393	91
Payment - Share-Based Compensation	(4,568)	(3,165)
Treasury Shares at Beginning of the Period	19,580	15,755
Subtotal - Treasury Shares in Thousands of Reais	860,004	711,268
Issuance Cost in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	861,775	713,039

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	34.11	33.86
Maximum Cost (*)	49.55	49.55
Share Price	36.88	29.98

(*) Considering since the beginning of operations on the stock exchange.

12.   Income Tax

The total income tax for the three-months period can be reconciled to the accounting profit as follows:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Operating Income before Tax	6,067,151	5,241,541
Tax (25% of Income Tax and 25% of Social Contribution)	(2,730,218)	(2,358,693)
PIS and COFINS (net of income tax and social contribution) (1)	(654,752)	(280,051)
Non - Taxable/Indeductible :
Equity instruments	11,436	32,447
Goodwill	(29,192)	(461,771)
Exchange variation - foreign operations (2)	533,300	836,735
Interest on capital	542,166	5,490
Net Indeductible Expenses of Non-Taxable Income (3)	222,836	(457,210)
Adjustments:
IR/CS Constitution on temporary differences	31,973	276,034
CSLL Tax rate differential effect (4)	105,528	108,091
Others Adjustments	(280,790)	1,120,354
Income tax and Social contribution	(2,247,713)	(1,178,574)
Of which:
Current taxes	(1,793,817)	(1,263,826)
Deferred taxes	(453,897)	85,252

(1) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(2) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(3) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

(4) Effect of the rate differential for other non-financial and financial corporations, which social contribution rates are 9% and 20%.

Exchange Hedge of Grand Cayman, branch in Luxembourg

Banco Santander operates branches in the Cayman Islands and  in Luxembourg, which are used primarily to raise funds in the capital and financial markets to provide credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). after taxes.

Since January 2021 the Law 14.031, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad should be taxed/deducted by Social Contribution on Net Income (CSLL) and Income Tax (IRPJ)

Regarding pis and cofins the exchange variation on the investment abroad is taxable and deductible, and in order to protect the net results on a after tax basis, derivatives are executed.

The different tax treatment of these exchange differences results in volatility in "Operating income before taxation" and in the "Income tax" account. After following the effects of the operations carried out, as well as the total effect of the foreign exchange hedge for the period ended on March 31, 2022 and 2021.

In R$ Million	01/01 to 03/31/2022	01/01 to 03/31/2021
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Caymanand Luxemburg Branch	(6,178)	5,015
Gains (losses) on financial assets and liabilities
Result generated by derivative contracts used as hedge	6,480	(7,409)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(302)	345
Tax effect of derivative contracts used as hedge - IR / CS	-	2,050

13.   Detailing of income accounts

a)   Personnel expenses

	01/01 to 03/31/2022	01/01 to 03/31/2021
Salary	1,588,376	1,435,974
Social security costs	336,974	310,977
Benefits	383,263	336,354
Defined benefit pension plans	1,033	2,220
Contributions to defined contribution pension funds	49,864	58,127
Share-based payment costs	9,232	(9,601)
Training	13,939	10,578
Other personnel expenses	68,820	59,921
Total	2,451,501	2,204,550

b)   Other Administrative Expenses

	01/01 to 03/31/2022	01/01 to 03/31/2021
Property, fixtures and supplies	244,522	185,311
Technology and systems	637,803	631,210
Advertising	115,879	113,086
Communications	95,138	93,965
Subsistence allowance and travel expenses	21,371	14,472
Taxes other than income tax	29,714	67,188
Surveillance and cash courier services	139,799	148,462
Insurance premiums	3,770	4,523
Specialized and technical services	541,145	520,661
Other administrative expenses	223,814	211,649
Total	2,052,955	1,990,527

14.   Employee Benefit Plan

a)   Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Settlement Type	Períod de Vesting	Exercise/Settlement PE riod	01/01 a 3/31/2022		01/01 a 3/31/2021
Local	Santander Shares (Brazil)	01/2019 a 12/2021	2022 e 2023	40,403	(*)	R$ 4,916,667(***)
		01/2020 a 12/2022	2023	$3,668,000	(*)	$-
		01/2020 a 12/2022	2023 e 2024	$1,656,667	(*)	$9,440,000
		01/2021 a 06/2024	2024	$13,520,000	(*)	$-
		01/2021 a 12/2023	2023	$1,834,000	(*)	$-
		07/2019 a 06/2022	2022	100,766	SANB11	109.677
		09/2020 a 09/2022	2022	291,302	SANB11	450,738
		01/2020 a 09/2023	2023	174,941	SANB11	281,031
		01/2021 a 12/2022	2023	177,252	SANB11	-
		01/2021 a 12/2023	2024	348,615	SANB11	-
		01/2021 a 01/2024	2024	18,797	SANB11	-
Global	Santander Spain Shares and Options	01/2020 a 12/2022	2023	309,576	SAN (**)	318,478
		01/2020 a 12/2022 2023, with a limit for exercising the options until 2030		1,618,445	Opções s/ SAN (**)	1,664,983
		01/2021 a 12/2023	02/2024	135,632	SAN (**)	-
		01/2021 a 12/2023 02/2024, with a limit for exercising the options until 02/2029		404,630	Opções s/ SAN (**)	-
Balance of Plans on March 31, 2022				R$20,678,667	(*)	R$14,356,667
				1,152,076	SANB11	841,446
				445,208	SAN	318,478
				2,023,075	Opções s/ SAN	1,664,983

(*) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately prior to the grant.

(**) Target of the plan in shares and SAN options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

(***) Plan finalized on 12/31/2021, with performance indicators attained by 83.11%. On 03/31/2022, 40,403 gross shares were delivered, corresponding to the 2022 installment, leaving 40,403 shares for payment in March/2023.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and the condition of maintaining the participant's employment relationship until the date of payment to be entitled to receive.

The calculation of the payment of the plans is carried out based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or shares and options of Grupo Santander (SAN), normally at the price of the last 15 trading sessions of the month immediately prior to the granting of each plan. At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Impact on Result

The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Consolidated
		01/01 to 31/03/2022	01/01 to 31/03/2021
Program	Settlement Type
Local	Santander Actions (Brazil)	6,721	4,846
Global	Santander Spain shares and stock options	799	952

b)   Share-Referenced Variable Compensation

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 03/31/2022	01/01 to 03/31/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	3,830	14,212
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	7,846	2,789

15.   Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a) That operates in activities from which it may earn income and incur expenses (including income and expenses related to operations with other components of the same entity);

(b) Whose operating results are regularly reviewed by the entity's main responsible for operating decisions related to the allocation of resources to the segment and the assessment of its performance, and

(c) For which separate financial information is available.

Based on these guidelines, the Bank identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment which includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Bank segment) and the Global Wholesale Bank segment, which includes Investment Banking and Markets, including treasury and stock business departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branch and its subsidiary in Spain, with Brazilian customers and, therefore, does not present geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to 03/31/2022			01/01 to 03/31/2021
(Condensed) Income Statemen	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	12,364,657	1,083,546	13,448,203	11,135,184	738,656	11,873,840
Income from equity instruments	(232)	32	(200)	1,517	(1)	1,516
Income from companies accounted for by the equity method	14,934	7,939	22,873	22,573	7,995	30,568
Net fee and commission income	3,105,360	538,900	3,644,260	3,519,128	537,236	4,056,364
Gains (losses) on financial assets and liabilities and exchange differences (1)	(715,036)	510,892	(204,144)	(2,410,902)	897,763	(1,513,139)
Other operating income/(expenses)	17,015	(20,291)	(3,276)	(199,335)	(33,981)	(233,316)
TOTAL INCOME	14,786,698	2,121,018	16,907,716	12,068,164	2,147,669	14,215,833
Personnel expenses	(2,265,704)	(185,797)	(2,451,501)	(2,024,319)	(180,231)	(2,204,550)
Other administrative expenses	(1,915,410)	(137,545)	(2,052,955)	(1,842,235)	(148,293)	(1,990,528)
Depreciation and amortization	(580,662)	(24,143)	(604,805)	(651,026)	(22,326)	(673,352)
Provisions (net)	(666,523)	662	(665,861)	(575,454)	4,087	(571,367)
Net impairment losses on financial assets	(5,086,552)	28,026	(5,058,526)	(3,772,073)	198,858	(3,573,215)
Net impairment losses on other financial assets	(54,373)	(9,205)	(63,578)	(9,135)	(56)	(9,191)
Other financial gains/(losses)	56,661	-	56,661	47,911	-	47,911
OPERATING INCOME BEFORE TAX (1)	4,274,134	1,793,017	6,067,151	3,241,833	1,999,708	5,241,541
Hedge Cambial (1)	(301,898)	-	(301,898)	2,394,257	-	2,394,257
OPERATING INCOME BEFORE TAX (1)	3,972,236	1,793,017	5,765,253	5,636,090	1,999,708	7,635,798

(1)    Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in the Tax line.

			03/31/2022			12/31/2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	861,949,374	88,976,270	950,925,644	838,267,118	92,941,277	931,208,396
Loans and advances to customers	393,174,569	65,439,282	458,613,851	394,086,048	70,757,994	464,844,042
Customer deposits	336,210,489	124,936,366	461,146,855	344,180,608	124,780,461	468,961,069

16.   Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a)   Key-person management compensation

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, in accordance with the favorable recommendation of the Remuneration Committee, the proposal for the maximum global remuneration for Managers (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550 covering fixed, variable and share-based compensation and other benefits. The proposal was subject to deliberation at the Annual General Meeting (AGO) to be held on April 29, 2022.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	01/01 to 03/31/2022	01/01 to 03/31/2021
Fixed Compensation	26,832	22,583
Variable Compensation - in cash	65,760	44,715
Variable Compensation - in shares	55,762	45,991
Others	11,616	12,433
Total Short-Term Benefits	159,970	125,723
Variable Compensation - in cash	73,041	62,933
Variable Compensation - in shares	74,546	65,111
Total Long-Term Benefits	147,587	128,044
Total	307,557	253,767

Additionally, in the period ended March 31, 2022, charges were paid on management compensation in the amount of R$ 7,674 (03/31/2021 - R$8,006).

iii) Termination of the contract

The termination of the employment relationship with the administrators, in the event of breach of obligations or by the contractor's own will, does not give the right to any financial compensation and its benefits will be discontinued.

b)   Credit operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c)   Shareholding

The following table shows the direct shareholding (common and preferred shares) on March 31, 2022, and December 31, 2021:

						Shares in Thousands
						03/31/2022
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	5,639	0.2%	5,744	0.2%	11,383	0.2%
Others	353,306	9.3%	381,006	10.4%	734,312	9.8%
Total Outstanding	3,799,115	99.5%	3,660,257	99.5%	7,459,372	99.5%
Treasury Shares	19,580	0.5%	19,580	0.5%	39,160	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,532	100.0%
Free Float (2)	353,306	9.3%	381,006	10.4%	734,312	9.8%

						Shares in Thousands
						12/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,374	9.9%
Total Outstanding	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.6%
Treasury Shares	15,755	0.4%	15,755	0.4%	31,510	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)      Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

			03/31/2022			12/31/2021
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	14,584,425	3,347	21,280,867	895,492	3,347	32,135,748
Derivatives Measured At Fair Value Through Profit Or Loss, Net	3,052,094	-	(1,534,086)	(3,043,904)	-	(73,209)
Banco Santander, S.A. - Espanha	3,052,094	-	-	(3,043,904)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(205,419)	-	-	241,716
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(2,222,749)	-	-	(1,241,109)
Apolo Fundo de Investimento em Direitos Creditórios	-	-	901,928	-	-	955,737
FIDC Venda de Veículos	-	-	(7,846)	-	-	(29,553)
Loans and amounts due from credit institutions	11,332,033	850	19,828,159	3,930,078	850	27,590,541
Banco Santander, S.A. - Espanha (3)	11,332,033	-	-	3,930,078	-	-
PSA Corretora de Seguros e Serviços Ltda.	-	-	48	-	-	48
Santander Bank, National Association	-	-	-	-	-	8,538,165
Banco Santander Totta, S.A. (2)	-	-	-	-	-	950
Santander Bank Polska S.A. (2)	-	-	-	-	-	99
Santander UK plc	-	-	-	-	-	171,920
Banco Santander, S.A. – México (2)	-	-	-	-	-	21,123
Banco RCI Brasil S.A.	-	850	-	-	850	-
Hyundai Corretora de Seguros Ltda.	-	-	3	-	-	3
Isban Mexico, S.A. de C.V.	-	-	122	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	23	-	-	-
TECBAN	-	-	8,051	-	-	-
Santander Global Technology, S.L., SOCI	-	-	192	-	-	192
Getnet S.A.	-	-	19,819,720	-	-	18,858,041
Loans and other values with customers	111	-	2,727,562	109	-	3,570,635
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	855,243	-	-	-
Zurich Santander Brasil Seguros S.A. (4)	-	-	84,768	-	-	-
Banco Santander Espanha (1)	111	-	-	109	-	-
Santander Tecnología México, S.A. de C.V.	-	-	-	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169	-	-	169
Webmotors S.A.	-	-	21,763	-	-	21,763
Gestora de Inteligência de Crédito	-	-	69,527	-	-	67,511
Loop Gestão de Pátios S.A.	-	-	9,499	-	-	9,861
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	191
Getnet S.A.	-	-	1,663,374	-	-	3,450,923
Car10 Tecnologia e Informação S.A.	-	-	38	-	-	38
Key Management Personnel (6)	-	-	23,181	-	-	20,034
Other Assets	200,187	2,497	259,730	9,209	2,497	1,048,039
Banco Santander, S.A. - Espanha	200,187	-	-	9,209	-	-
Banco RCI Brasil S.A.	-	2,497	-	-	2,497	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	91,431	-	-	965,926
Getnet S.A.	-	-	15	-	-	15
Santander Global Technology, S.L., SOCI	-	-	168,045	-	-	-
Others	-	-	239	-	-	82,098
Warranties and Limits	-	-	(498)	-	-	(258)
Key Management Personnel	-	-	(498)	-	-	(258)
Liabilities	(22,055,802)	(63,599)	(9,341,755)	(25,832,894)	(63,599)	(9,602,791)
Deposits from credit institutions	(10,918,140)	(63,599)	(8,027,442)	(11,178,490)	(63,599)	(7,802,709)
Banco Santander, S.A. - Espanha	(10,918,140)	-	-	(11,178,490)	-	-
Banco RCI Brasil S.A.	-	(63,599)	-	-	(63,599)	-
Banco Santander (Suisse), S.A.	-	-	(955,847)	-	-	-
Santander Caceis Brasil DTVM S.A.(2)	-	-	(645,676)	-	-	(722,222)
Getnet S.A.	-	-	(6,423,094)	-	-	(7,079,955)
Others	-	-	(2,825)	-	-	(532)
Securities	-	-	(172,694)	-	-	(128,593)
Key Management Personnel	-	-	(172,694)	-	-	(128,593)
Customer deposits	1,072,084	-	(403,555)	-	-	(828,107)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	-	-	-	(63,864)
Santander Brasil Gestão de Recursos Ltda.	-	-	(50,030)	-	-	(44,141)
Webmotors S.A.	-	-	(2,950)	-	-	(3,744)
Santander Caceis Brasil DTVM S.A.	-	-	(825)	-	-	(562)
Gestora de Inteligência de Crédito	-	-	(53,699)	-	-	(36,097)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(7,713)	-	-	(21,725)
Banco Santander, S.A.	1,072,084	-	-	-	-	-
Banco Santander (México), S.A.	-	-	2,761	-	-	-
Banco Santander Totta, S.A.	-	-	6,997	-	-	-
Santander UK plc	-	-	74,409	-	-	-
Getnet S.A.	-	-	(57,327)	-	-	(372,151)
Key Management Personnel	-	-	(36,393)	-	-	(28,672)
Others	-	-	(278,785)	-	-	(257,151)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	-	(564,786)	-	-
Banco Santander, S.A. - Espanha	-	-	-	(73)	-	-
Grupo Empresarial Santander, S.L. (1)	-	-	-	(464,295)	-	-
Sterrebeeck B.V. (1)	-	-	-	(100,418)	-	-
Other Liabilities	(50,606)	-	(738,064)	(1,011)	-	(843,382)
Banco Santander, S.A. - Espanha	(50,606)	-	-	(1,011)	-	-
Santander Caceis Brasil DTVM S.A.	-	-	(9,497)	-	-	(12,286)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(30,788)	-	-	(28,801)
Getnet	-	-	(121,023)	-	-	(123,863)
Key Management Personnel	-	-	(530,058)	-	-	(664,264)
Others	-	-	(46,698)	-	-	(14,168)
Debt Instruments Eligible for Capital	(12,159,140)	-	-	(14,088,607)	-	-
Banco Santander, S.A. - Espanha	(12,159,140)	-	-	(14,088,607)	-	-

(*) All loans and other amounts with related parties were made in the normal course of business and on a sustainable basis, including interest rates and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through the subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the subsidiaries of the Parent Company (Banco Santander Spain).

(3) On March 31, 2022, refers to cash and cash equivalents in the amount of R$ 1,072,084 (12/31/2021 – R$ 1,476,611).

(4) Significant Influence of Banco Santander Spain.

(5) The balance with key management personnel refers to operations contracted before the term of office..

			01/01 a 03/31/2022			01/01 a 03/31/2021
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	4,046,261	37,036	45,126	4,167,871	44,541	349,246
Interest and similar income - Loans and amounts due from credit institutions	934	-	589	1,129	36,515	16,340
Banco Santander, S.A. - Espanha	934	-	-	1,129	-	-
Banco RCI Brasil S.A.	-	-	-	-	36,515	-
Apolo Fundo de Investimento em Direitos Creditórios	-	-	-	-	-	15,806
Key Management Personnel (2)	-	-	589	-	-	534
Warranties and Limits	-	-	8	-	-	19
Key Management Personnel (2)	-	-	8	-	-	19
Interest expense and similar charges - Customer deposits	(16,616)	-	(436,675)	(13,833)	(1,343)	(4,663)
Santander Brasil Gestão de Recursos Ltda	-	-	(1,154)	-	-	(2)
Gestora de Inteligência de Crédito	-	-	(924)	-	-	(339)
Webmotors S.A.	-	-	(117)	-	-	-
Banco Santander, S.A. - Espanha	(16,616)	-	-	(13,833)	-	-
Banco RCI Brasil S.A.	-	-	-	-	(1,343)	-
Santander Caceis Brasil DTVM S.A.	-	-	-	-	-	(3,012)
Santander FI Santillana Multimercado Crédito Privado (1)	-	-	(54,780)	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(3,316)	-	-	-
Getnet S.A.	-	-	(8,772)	-	-	-
Banco Santander (Suisse), S.A	-	-	(23,436)	-	-	-
Key Management Personnel (2)	-	-	(312,039)	-	-	(30)
Others	-	-	(32,137)	-	-	(1,279)
Fee and commission income (expense)	-	37,036	738,543	-	9,369	748,413
Banco RCI Brasil S.A.	-	37,036	-	-	9,369	-
Banco Santander International	-	-	9,116	-	-	11,496
Zurich Santander Brasil Seguros S.A.	-	-	21,237	-	-	88,059
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	657,021	-	-	648,580
Getnet S.A.	-	-	49,183	-	-	-
Key Management Personnel (2)	-	-	109	-	-	71
Others	-	-	1,877	-	-	207
Gains (losses) on financial assets and liabilities and exchange differences (net)	4,330,956	-	(128,727)	4,465,595	-	180
Banco Santander, S.A. - Espanha	4,330,956	-	-	4,465,595	-	-
Santander FI Santillana Multimercado Crédito Privado (1)	-	-	108,583	-	-	(43,850)
Santander Caceis Brasil DTVM S.A.	-	-	(6,091)	-	-	(4,225)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(37,025)	-	-	52,978
Zurich Santander Brasil Seguros S.A.	-	-	75,015	-	-	-
Getnet S.A.	-	-	(297,669)	-	-	-
Others	-	-	28,313	-	-	(4,778)
Key Management Personnel (2)	-	-	147	-	-	55
Administrative expenses and amortization	(50,606)	-	(133,803)	(55,949)	-	(406,434)
Banco Santander, S.A. - Espanha	(50,606)	-	-	(55,949)	-	-
Aquanima Brasil Ltda.	-	-	(7,540)	-	-	(15,902)
Santander Caceis Brasil DTVM S.A.	-	-	(11,527)	-	-	(10,992)
Santander Global Technology, S.L., SOCI	-	-	(109,015)	-	-	(119,984)
Getnet S.A.	-	-	(837)	-	-	-
Key Management Personnel (2)	-	-	-	-	-	(253,767)
Others	-	-	(4,884)	-	-	(5,789)
Debt Instruments Eligible for Capital	(218,407)	-	-	(229,071)	-	-
Banco Santander, S.A. - Espanha	(218,407)	-	-	(229,071)	-	-
Other Administrative expenses - Donation	-	-	5,191	-	-	(4,610)
Fundação Santander	-	-	311	-	-	(410)
Instituto Escola Brasil	-	-	800	-	-	-
Fundação Sudameris	-	-	4,080	-	-	(4,200)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to subsidiaries of parent company Banco Santander Spain.

17.   Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities at fair value on through income statement or other comprehensive income

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be derived from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (Repo, Cancelable LCI and NTN) in a less liquid market than those classified in the level.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3, and these are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended March 31, 2022, and December 31, 2021, classified based on several measurement methods adopted by the Bank to determine their fair value:

				03/31/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	820,011	26,758,603	2,632,373	30,210,987
Debt instruments	820,011	168,488	2,632,373	3,620,872
Balances with The Brazilian Central Bank	-	26,590,115	-	26,590,115
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	62,647,590	31,470,582	672,850	94,791,022
Debt instruments	59,797,926	1,130,388	368,885	61,297,199
Equity instruments	2,849,664	31,985	8,039	2,889,688
Derivatives	-	30,308,209	295,926	30,604,135
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	533,620	318,956	852,576
Equity instruments	-	152,751	-	152,751
Loans and advance to customers	-	380,869	318,956	699,825
Financial Assets Measured At Fair Value Through Other Comprehensive Income	87,069,260	1,593,085	824,002	89,486,347
Debt instruments	87,068,191	1,585,861	801,598	89,455,650
Equity instruments	1,069	7,224	22,404	30,697
Hedging derivatives (assets)	-	109,035	-	109,035
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	47,561,105	220,633	47,781,738
Trading derivatives	-	28,939,155	220,633	29,159,788
Short positions	-	18,621,950	-	18,621,950
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	9,028,264	-	9,028,264
Other financial liabilities	-	9,028,264	-	9,028,264
Hedging derivatives (liabilities)	-	482,992	-	482,992

				12/31/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	601,204	15,736,825	2,520,813	18,858,842
Debt instruments	601,204	-	2,520,813	3,122,017
Balances with The Brazilian Central Bank	-	15,736,825	-	15,736,825
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,462,429	20,608,008	500,228	70,570,665
Debt instruments	47,582,871	19,329	150,395	47,752,595
Equity instruments	1,879,558	85,029	56,023	2,020,610
Derivatives	-	20,503,650	293,810	20,797,460
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	420,898	449,264	870,162
Equity instruments	-	98,921	378,786	477,707
Loans and advance to customers	-	321,977	70,478	392,455
Financial Assets Measured At Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	36,484,135	468,432	36,952,567
Trading derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,459,784	-	7,459,784
Other financial liabilities	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

Movements in fair value of Level 3

The following tables demonstrate the movements during the period ended March 31, 2022, and 2021, for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 03/31/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	2,520,813	111,560	-	-	2,632,373
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	462,156	221,011	(10,317)	-	672,850
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	449,264	(31,025)	(99,283)	-	318,956
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,604	222,398	-	-	824,002
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	433,583	(81,537)	(150,747)	19,334	220,633

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 03/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	139,786	-	(266,541)	2,830,127
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	193,070	(27,670)	(22,150)	960,798
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	20,889	63,673	35,760	402,473
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	11,890	7,601	(10,627)	1,305,885
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	753,121	207,117	(62,871)	14,909	912,276

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values onMarch 31, 2022, and December 31, 2021:

					03/31/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	26,590,115	26,590,115	26,590,115	-	-
Loans and amounts due from credit institutions	93,479,043	93,479,043	-	70,908,865	22,570,178
Loans and advances to customers	457,914,026	452,935,894	-	-	452,935,894
Debt instruments	71,769,115	72,184,933	26,346,080	9,723,830	36,115,023
Total	649,752,299	645,189,985	52,936,195	80,632,695	511,621,095

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	16,657,201	16,657,201	16,657,201	-	-
Loans and amounts due from credit institutions	95,664,754	95,664,754	-	73,308,279	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on March 31, 2022, and December 31, 2021:

					03/31/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	119,191,259	119,191,259	-	83,579,814	35,611,445
Customer deposits	461,146,855	460,861,533	-	1,099,851	459,761,682
Marketable debt securities	90,529,609	89,426,540	-	-	89,426,540
Debt instruments Eligible Capital	17,874,236	17,874,236	-	-	17,874,236
Other financial liabilities	69,283,867	69,283,867	-	-	69,283,867
Total	758,025,826	756,637,435	-	84,679,665	671,957,770

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Total	750,093,694	750,092,427	-	87,111,441	662,980,986

The methods and assumptions used to estimate fair value are defined below:

Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

Deposits from Bacen and credit institutions and Client deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

Debt and Subordinated Securities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

Debt Instruments Eligible to Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred as a result of credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The valuation techniques used to estimate each level are defined in note 1.c.ii.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for purposes of disclosure and concluded that they best fit as level 3 in view of observable market data.

18.   Other disclosures

a)Trading and hedging derivatives

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from these prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

Below, the composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by their market value:

	03/31/2022		12/31/2021
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	8,121,218	11,880,459	7,641,355	8,538,705
Option Premiums to Exercise	1,262,809	2,073,454	1,385,889	2,256,244
Forward Contracts and Other	21,220,108	15,205,875	12,112,679	13,824,032
Total	30,604,135	29,159,788	21,139,923	24,618,981

II) Derivative Financial Instruments Recorded in Offsetting and Equity Accounts

			03/31/2022			12/31/2021

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	863,882,800	(10,616,032)	(3,759,241)	837,762,020	(1,804,744)	(897,350)
Asset	426,633,384	14,171,961	8,121,218	418,137,448	13,162,674	7,641,355
CDI (Interbank Deposit Rates)	91,837,687	5,480,150	4,514,288	66,837,268	318,541	(778,177)
Fixed Interest Rate - Real	102,767,702	4,479,755	3,423,309	231,741,021	9,269,271	6,412,471
Indexed to Price and Interest Rates	-	-	-	2,089,110	-	(234,488)
Indexed to Foreign Currency	232,027,995	4,212,055	183,622	91,837,446	799,550	2,003,728
Other	-	-	-	25,632,603	2,775,313	237,822
Liabilities	437,249,416	(24,787,993)	(11,880,459)	419,624,571	(14,967,418)	(8,538,705)
CDI (Interbank Deposit Rates)	94,167,631	(7,810,095)	(3,816,814)	321,402,883	(4,171,481)	(12,327,484)
Indexed Interest Rate Fixed - Real	106,936,891	(8,648,945)	(6,273,772)	48,874,762	(6,760,576)	2,467,425
Indexed to Price and Interest Rates	-	-	-	22,827,336	-	(728,677)
Indexed to Foreign Currency	236,144,893	(8,328,953)	(1,789,873)	887,129	(28,407)	2,287,852
Other	-	-	-	25,632,461	(4,006,955)	(237,822)
Options	1,182,186,279	(682,820)	(810,645)	1,130,172,099	(595,345)	(870,355)
Purchased Position	589,813,693	964,916	1,262,809	564,829,758	1,240,879	1,385,889
Call Option - Foreign Currency	79,673,871	150,893	599,256	9,898,179	271,464	382,237
Put Option - Foreign Currency	510,139,822	814,023	663,552	4,094,316	140,280	187,123
Call Option - Other	-	-	-	31,248,540	459,995	510,976
Interbank Market	-	-	-	28,499,055	444,446	495,214
Other (2)	-	-	-	2,749,485	15,549	15,763
Put Option - Other	-	-	-	519,588,723	369,140	305,553
Interbank Market	-	-	-	519,588,723	369,140	305,553
Sold Position	592,372,586	(1,647,736)	(2,073,454)	565,342,341	(1,836,224)	(2,256,244)
Call Option - US Dollar	75,322,602	(769,209)	(941,403)	4,111,016	(170,553)	(152,348)
Put Option - US Dollar	517,049,985	(878,527)	(1,132,051)	4,017,161	(348,715)	(287,825)
Call Option - Other	-	-	-	33,383,234	(719,460)	(872,335)
Interbank Market	-	-	-	31,730,928	(713,773)	(858,586)
Other (2)	-	-	-	1,652,305	(5,687)	(13,749)
Put Option - Other	-	-	-	523,830,930	(597,497)	(943,736)
Interbank Market	-	-	-	523,830,930	(597,497)	(943,736)
Futures Contracts	421,621,524	-	-	287,984,278	-	-
Purchased Position	238,440,368	-	-	148,237,279	-	-
Exchange Coupon (DDI)	-	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	-	-	-	28,491,764	-	-
Foreign Currency	238,440,368	-	-	33,797,350	-	-
Indexes (3)	-	-	-	16,776	-	-
Treasury Bonds/Notes	-	-	-	-	-	-
Sold Position	183,181,156	-	-	139,746,999	-	-
Exchange Coupon (DDI)	-	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	-	-	-	53,267,620	-	-
Foreign Currency	183,181,156	-	-	25,678,296	-	-
Indexes (3)	-	-	-	194,879	-	-
Forward Contracts and Other	327,102,726	(1,345,871)	6,014,233	167,611,313	2,836,843	(1,711,352)
Purchased Position	171,501,386	2,812,819	21,220,108	93,097,212	5,345,415	12,112,679
Currencies	158,525,039	1,329,348	16,603,605	83,752,185	2,738,485	8,501,934
Other	12,976,347	1,483,471	4,616,503	9,345,027	2,606,930	3,610,745
Sold Position	155,601,340	(4,158,690)	(15,205,875)	74,514,101	(2,508,572)	(13,824,032)
Currencies	149,481,852	(3,458,632)	(12,079,021)	71,611,500	(1,141,826)	(11,932,009)
Other	6,119,487	(700,058)	(3,126,854)	2,902,602	(1,366,746)	(1,892,023)

(1) Nominal value of updated contracts.

(2) Includes options for indices, being mainly options involving US Treasury, shares and stock indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				03/31/2021	12/31/2021			03/31/2021		03/31/2021
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	384,169,215	-	42,464,169	426,633,384	418,137,448	29,949,627	110,975,100	285,708,658	92,396,562	334,236,822
Options	1,182,186,280	-	-	1,182,186,280	1,130,172,099	86,929,469	462,288,032	632,968,779	1,128,293,185	53,893,094
Futures Contracts	421,621,524	-	-	421,621,524	287,984,278	76,892,621	74,074,236	270,654,667	421,621,524	-
Forward Contracts and Other	157,351,948	-	169,750,777	327,102,725	167,611,313	77,533,488	73,564,617	176,004,621	7,505,970	319,596,756

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The effectiveness calculated for the hedge portfolio is in accordance with that established in Circular Bacen No. 3,082 / 2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedge strategies consist of structures to protect against changes in market risk, in receipts and interest payments related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by the risk factor (eg, Real / Dollar exchange rate risk, interest rate fixed in Reais, Dollar exchange rate risk, inflation, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon swaps versus% CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI / DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object item.

• The Bank has an active loan portfolio originating in US dollars at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way to manage this mismatch, the Bank designates Euro Floating Foreign Currency versus Fixed Dollar swaps as the corresponding credit protection instrument.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the financial assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the stock exchange and designates them as a hedge accounting instrument.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of bonds available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Stock Exchange and designates them as a hedge accounting instrument.

• Santander Leasing has a pre-fixed interest rate risk generated by government bonds (NTN-F) in the securities portfolio available for sale. To manage this mismatch, the entity contracts interest swaps and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedges, the results, both on hedge instruments and on objects (attributable to the type of risk being protected) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed-rate asset swaps and foreign currency liabilities and designates them as a hedge instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI (Synthetic Dollar Futures) futures and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of bonds and securities available for sale.

• The Bank has a post-fixed interest rate risk arising from the treasury bills classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a hedging instrument in a Cash Flow Hedge structure.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with operations of financial bills (LF), bills of exchange (LC) and Interbank deposit certificates (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predicting future cash flows.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. From the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of March 31, 2022 and December 31, 2020, no result was recorded for the ineffective portion.

		03/31/2022		12/31/2021
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Treasury bonds (LTN, NTN-F)	(7,861)	-	3,756,394	-
Trade Finance Off	37,339	-	728	-
Total	29,478	-	3,757,122	-

Cash Flow Hedge
Eurobonds	-	-	-	-
Trade Finance Off	34,729	-	(236,630)	-
CDB	361,340	-	402,779	-
Treasury bonds (LFT)	(4,690,831)	-	(982,648)	-
Total	(4,294,762)	-	(816,500)	-

						03/31/2022						12/31/2021
Strategies	Adjustment to Value Market		Market Value		Notional		Adjustment to Value Market		Market Value		Notional
Fair Value Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	4,445	37,339	406,361	431,959	401,916	394,619	3,175	(2,204)	-	82,563	84,937	84,767
Hegde of Credit Operations	4,445	37,339	406,361	431,959	401,916	394,619	3,175	(2,204)	-	82,563	84,937	84,767
Futures Contracts	(57,573)	(7,861)	5,801,700	4,804,548	5,859,273	4,812,410	(2,031,108)	(7,913)	44,320,021	41,430,054	46,351,129	41,437,967
Hegde of Securities	-	-	-	-	-	-	(2,046,793)	6,527	41,565,506	38,593,904	43,612,299	38,587,378
Credit Operations Hedge	(57,573)	(7,861)	5,801,700	4,804,548	5,859,273	4,812,410	15,685	(14,439)	2,754,515	2,836,150	2,738,830	2,850,589

Cash Flow Hedge
Futures Contracts	1,329,345	361	36,342,321	41,802,401	35,012,976	41,802,040	1,630,661	(616,062)	119,760,298	110,316,583	128,673,067	110,932,643
Hegde of Credit Operations	34,729	-	3,507,452	3,506,126	3,472,723	3,506,126	1,508,397	(577,845)	30,167,942	27,965,018	28,659,545	28,542,862
Hegde of Securities	2,064,830	-	22,536,083	27,226,914	20,471,253	27,226,914	(10,543,430)	(26)	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	(770,214)	361	10,298,786	11,069,361	11,069,000	11,069,000	122,264	(38,191)	10,298,786	11,030,809	10,176,522	11,069,000

				03/31/2022	12/31/2021
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	131,540	-	263,079	394,619	82,563
Credit Operations Hedge	131,540	-	263,079	394,619	82,563
Futures Contracts	198,553	-	4,613,857	4,812,410	41,430,054
Hegde of Securities	198,553	-	4,613,857	4,812,410	2,836,150
Securities Hedge	-	-	-	-	38,593,904

Cash Flow Hedge
Futures Contracts	30,733,040	-	11,069,000	41,802,040	110,316,582
Hegde of Credit Operations (2)	3,506,126	-	-	3,506,126	27,965,018

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Credit amounts refer to lending operations and lending operations to passive operations.

In the Bank and Consolidated, the effect of marking to market swap contracts and future assets corresponds to a credit in the amount of R$112,257 (12/31/2021 - R$193,793) and is recorded in equity, net of tax effects,

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Notional
		03/31/2022		12/31/2021
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,382,717	-	3,984,392	-
Total	3,382,717	-	3,984,392	-

Amount referring to the premium paid on CDS for use as collateral (risk transfer) in the amount of R$0 (12/31/2021 – R$1,506).

During the period, there was no credit event related to taxable events provided for in the contracts.

		03/31/2022		12/31/2021
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,382,717	3,382,717	3,984,392	3,984,392
Per Risk Classification: Below Investment Grade	3,382,717	3,382,717	3,984,392	3,984,392
Per Reference Entity: Brazilian Government	3,382,717	3,382,717	3,984,392	3,984,392

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 with own and third party derivative financial instruments is composed of federal public securities.

	03/31/2022	12/31/2021
Financial Treasury Bill - LFT	11,797,300	31,305,549
National Treasury Bill - LTN	3,996,060	3,751,223
National Treasury Notes - NTN	27,229,059	7,725,538
Total	43,022,418	42,782,310

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of March 31, 2022.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,212)	(92,599)	(185,198)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(469)	(6,078)	(12,155)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,491)	(16,649)	(33,298)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(961)	(1,619)	(3,239)
Foreign Currency	Exposures subject to Foreign Exchange	(363)	(9,082)	(18,163)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(4,446)	(5,128)	(10,255)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,741)	(29,319)	(58,638)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,323)	(33,074)	(66,149)
Commodities	Exposures subject to Change in Commodity Price	(1,009)	(25,230)	(50,460)
Total (1)		(22,015)	(218,778)	(437,556)

(1) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(53,203)	(2,020,623)	(4,403,695)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(6,788)	(128,889)	(214,366)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(42,596)	(563,997)	(1,038,378)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(11,891)	(71,495)	(137,425)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(648)	(9,859)	(20,073)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(31,713)	(175,282)	(360,088)
Foreign Currency	Exposures subject to Foreign Exchange	628	15,708	31,416
Total (1)		(146,210)	(2,954,437)	(6,142,608)

(1) Values calculated based on the consolidated information of the institutions.

(2) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

c) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	03/31/2022	12/31/2021
Funds under management	2,629,154	2,770,684
Managed funds	266,449,126	192,927,475
Total	269,078,280	195,698,159

d) Third-party securities held in custody

As of March 31, 2022 and December 31, 2021, the Bank held debt securities and premium securities in custody totaling R$42,104,437 and R$37,998,502, respectively.

e) Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the exemption from maintenance of employees in the risk group and the intensification of home office work, (b) the definition of a follow-up protocol, together with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about prevention measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

19. Subsequent Events

Deliberation of Dividends and Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on April 14, 2022, approved the proposal of the Executive Board, ad referendum of the Annual General Meeting to be held in 2023, the distribution of: (I) Interim Dividends, in the amount of R$ 700,000,000.00 (seven hundred million reais) calculated based on the profit for the year calculated up to the balance sheet drawn up on March 31, 2022; and (II) Interest on Equity, in the amount of R$ 1,000,000,000.00 (one billion reais) based on the balance of the Dividend Equalization Reserve, according to the balance sheet drawn up on March 31, 2022. Dividends and Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the year 2022 and will be paid as of May 16, 2022, without any monetary restatement.

APPENDIX I - STATEMENTS OF VALUE ADDED

	01/01 to 03/31/2022		01/01 to 03/31/2021
Interest and similar income	26,360,842		16,300,789
Fee and commission income (net)	3,644,260		4,056,364
Impairment losses on financial assets (net)	(5,058,526)		(3,573,215)
Other income and expense	(1,270,716)		(2,153,891)
Interest expense and similar charges	(12,912,640)		(4,426,949)
Third-party input	(2,042,098)		(1,911,183)
Materials, energy and other	(199,801)		(163,963)
Third-party services	(1,529,763)		(1,507,385)
Impairment of assets	(63,578)		(9,191)
Other	(248,956)		(230,644)
Gross added value	8,721,122		8,291,915
Retention
Depreciation and amortization	(604,805)		(673,352)
Added value produced	8,116,317		7,618,563
Investments in affiliates and subsidiaries	22,873		30,568
Added value to distribute	8,139,190		7,649,131
Added value distribution
Employee	2,180,984	26.8%	1,977,643	25.9%
Compensation	1,597,609		1,435,974
Benefits	434,160		396,702
Government severance indemnity funds for employees - FGTS	114,582		102,205
Other	34,634		42,762
Taxes	2,094,046	25.7%	1,586,517	20.7%
Federal	1,874,894		173,810,825
State	230		(489,130)
Municipal	218,922		(171,735,178)
Compensation of third-party capital - rental	44,721	0.5%	21,348	0.3%
Remuneration of interest on capital	3,819,438	46.9%	4,063,624	53.1%
Dividends and interest on capital	3,000,000		-
Profit Reinvestment	800,776		4,054,128
Profit (loss) attributable to non-controlling interests	18,662		9,496
Total	8,139,190	100.0%	7,649,132	100.0%

Performance Review

Dear Stockholders:

We present the Performance Commentary to the Condensed Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the period ended March 31, 2022, prepared in accordance with the International Financial Reporting Standards (IFRS) standards issued by the Accountant Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (name of the International Financial Reporting Interpretations Committee – IFRIC)

1. Macroeconomic Environment

At the end of the first quarter of 2022, Banco Santander observed that the median of the projections regarding the performance of the Brazilian economy indicated a growth of 0.5% in the Brazilian GDP in 2022, compared to the expansion of 4.6% in the previous year. The projection for 2022 is higher than that observed at the end of the fourth quarter of 2021 and, in the Bank's assessment, was influenced by the publication that the effective result observed last year was higher than the market consensus - the median of the estimates indicated annual expansion 4.5% for 2021, while the observed figure was up 4.6%. However, the economic activity data released was in line with Santander's estimate for GDP growth in the previous quarter, and reinforced the Bank's expectation that the Brazilian economy will grow by 0.7% in 2022.

In the first quarter, the Bank witnessed the interannual variation of the IPCA reach 10.54%, a level above the target set for 2022 (3.50%) and higher than the interannual value of 7.5% projected by Santander for the year 2022. The Bank understands that this inflationary environment and its balance of risks were the reasons for the Central Bank of Brazil to raise the basic interest rate of 6.25% pa to 9.25% p.a. in the fourth quarter of 2021 and extended the upward cycle into the first quarter of 2022, when the Selic rate reached 11.75% p.a. at the March Copom meeting. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the time horizon relevant to monetary policy. In this sense, the Bank projects that the Selic rate will reach 13.25% p.a. at the end of 2022 and may decline to 10.00% p.a. at the end of 2023.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar closing the fourth quarter of 2021 at R$5.58/US$. That is, above the rate of R$5.44/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real was reversed in the first quarter, with the exchange rate ending March at R$4.77/US$, and is in line with Santander's forecast that it will end 2022 at R$5.40/US$.

The aforementioned performances took place in the midst of an international environment that the Bank considered less favorable than in previous periods, with the following themes as highlights: 1) beginning of the cycle of high interest rates by the US central bank and; 2) conflict between Russia and Ukraine, which had an upward impact on commodity prices and reinforced already existing global inflationary pressures. In the domestic environment, Santander understands that the main themes were the following: 1) continuation of inflationary pressures, conditioning the prevailing economic context and; 2) attempts by the federal government to change fuel taxation and alleviate such pressures.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	1Q22	1Q21	annual changes%	1Q21	quarter changes %
Interest Net Income	13,448.2	11,873.8	13.3	13,714.9	(1.9)
Income from equity instruments	(0.2)	1.5	(113.3)	63.3	(100.3)
Income from companies accounted for by the equity method	22.9	30.6	(25.2)	34.7	(34.0)
Fees and Comission (net)	3,644.3	4,056.4	(10.2)	3,821.3	(4.6)
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(204.1)	(1,513.1)	(86.5)	(1,261.3)	(83.8)
Other operating expense (net)	(3.3)	(233.3)	(98.6)	(473.7)	(99.3)
Total Income	16,907.7	14,215.8	18.9	15,899.2	6.3
Administrative expenses	(4,504.5)	(4,195.1)	7.4	(4,731.9)	(4.8)
Depreciation and amortization	(604.8)	(673.4)	(10.2)	(604.8)	0.0
Provisions (net)	(665.9)	(571.4)	16.5	(845.9)	(21.3)
Impairment losses on financial assets and other assets (net)	(5,122.1)	(3,582.4)	43.0	(4,565.0)	12.2
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(3.2)	30.2	(110.6)	23.2	(113.8)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	59.8	17.7	237.9	(6.8)	(979.4)
Operating Profit Before Tax (1)	6,067.2	5,241.5	15.8	5,168.0	17.4
Income taxes	(2,247.7)	(1,178.6)	90.7	(1,540.4)	45.9
Consolidated Net Income	3,819.4	4,063.0	(6.0)	3,627.7	5.3

OPERATING RESULT BEFORE ADJUSTED TAXATION	1Q22	1Q21	annual variation%	4Q21	annual variation%
(R$ Million)
Result before Taxation on Profit and Participation	6,067.2	5,241.5	15.8	5,168.1	17.4
Foreign Exchange Hedge	-	2,394.1	(100.0)	889.9	(100.0)
Operating Income Before Adjusted Taxation	6,067.2	7,635.6	(20.5)	6,058.0	0.2

INCOME TAX	1Q22	1Q21	annual variation%	4Q21	annual variation%
(R$ Million)
Income tax and social contribution	(2,247.7)	(1,178.6)	90.7	(1,540.4)	45.9
Foreign Exchange Hedge	-	(2,394.1)	100.0	(889.9)	(100.0)
Adjusted Income Tax and Social Contribution	(2,247.7)	(3,572.7)	(37.1)	(2,430.3)	(7.5)

The annualized return based on the accounting result for the quarter on average equity reached 14.36% in the first quarter of 2022, a decrease of 1.93% compared to the first quarter of 2021.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade financing abroad and working capital. To cover exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments are not taxable or deductible for PIS/Cofins/IR/CSLL purposes, while gains or losses on derivatives used as coverage are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	1Q22	1Q21	annual changes%	4Q21	quarterly changes %
Exchange Variation - Profit From Financial Operations	(6,178.1)	5,015.1	(223.2)	1,426.0	(533.2)
Derivative Financial Instruments - Profit From Financial Operations	6,480.0	(7,409.4)	(187.5)	(2,315.8)	(379.8)
Income Tax and Social Contribution	-	2,049.5	(100.0)	782.2	(100.0)
PIS/Cofins - Tax Expenses	(301.9)	344.5	(187.6)	107.7	(380.3)

2.2) Assets and Liabilities

Consolidated Balance Sheet (R$ Million)	Mar/22	Dec/21	annual changes %
Cash and Balances with the Brazilian Central Bank	19,170.6	16,657.2	15.1
Financial Assets Measured At Fair Value Through Profit Or Loss	30,211.0	18,858.8	60.2
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	94,791.0	70,570.7	34.3
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	852.6	870.2	(2.0)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	89,486.3	101,241.8	(11.6)
Financial Assets Measured At Amortized Cost	623,162.2	633,241.4	(1.6)
Hedging Derivatives	109.0	342.5	(68.2)
Non-Current Assets Held For Sale	776.6	816.3	(4.9)
Investments in Associates and Joint Ventures	1,598.0	1,232.6	29.6
Tax Assets	41,737.8	41,757.3	(0.0)
Other Assets	9,636.5	6,049.0	59.3
Tangible Asset	8,544.5	8,783.8	(2.7)
Intangible Asset	30,849.5	30,786.8	0.2
TOTAL ASSETS	950,925.6	931,208.4	2.1
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	47,781.7	36,952.6	29.3
Financial Liabilities Measured At Fair Value Through Profit Or Loss	9,028.3	7,459.8	21.0
Financial Liabilities at Amortized Cost	758,025.8	750,093.7	1.1
Hedge Derivatives	483.0	447.0	8.1
Provisions	11,436.1	11,604.5	(1.5)
Tax Liabilities	7,594.4	8,175.0	(7.1)
Other Liabilities	10,196.0	10,501.3	(2.9)
TOTAL LIABILITIES	844,545.3	825,233.9	2.3
Shareholders' Equity Attributable to the Controller	105,977.0	105,640.1	0.3
Hedge Derivatives	403.4	334.3	20.7
Total Equity	106,380.4	105,974.5	0.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	950,925.6	931,208.4	2.1

2.3) Stockholders’ Equity

As of March 31, 2022, Banco Santander's consolidated shareholders' equity decreased by 0.4 % compared to December 31, 2021.

The variation in Shareholders' Equity between March 31, 2022 and December 31, 2021 was mainly due to the positive equity valuation adjustment in employee benefit plans in the amount of R$99,683 and net of tax effects for the net income for the period in the amount of R$3,819,438 and with a negative equity valuation of financial assets measured at fair value through Profit and Loss- Cash Flow and Investment Hedge in the amount of R$32,623 and Financial Assets Measured at Fair Value through Others Comprehensive Income of R$351,264.

For additional information, see Note 11 to the financial statements.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.00%, including 8.00% of Minimum Reference Equity, plus 2.00% of Additional for Capital Conservation and 1.00% of Additional Systemic, the PR Tier I is 9.00% and the Minimum Principal Capital is 7.50%.

As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement of Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4.955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4.950/2021, as shown in follow:

Basel Index%	Mar/22	Dec/21
Basel I Ratio	12.75	12.81
Basel Principal Capital	11.74	11.64
Basel Regulatory Capital	14.71	14.91

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen, referring to the semester ended March 31, 2022, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	58,381.2	2,305.2	81.3	53,756.54	100.00%
Santander Leasing S.A. Arrendamento Mercantil	14,653.4	11,045.9	118.9	2,481.30	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	11,421.6	4,623.9	265.8	-	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	3,068.3	2,690.4	66.2	-	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,520.7	807.0	37.6	-	100.00%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the quarter ended March 31, 2022 and the year ended December 31, 2021, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see the explanatory note to the financial statements nº 2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On March 31, 2022, he met the resignation presented by Mr. Cassio Schimtt to the position of Officer without specific designation by the Company.

On March 24, 2022, it approved the appointment of Mr. Pedro Augusto de Melo, to the positions of Member of the Nomination and Governance Committee and member of the Company's Compensation Committee;

On March 21, 2022, it became aware of the resignation request submitted by Mr Leandro Alves to the position of Officer without specific designation of the Company, with effect from March 17, 2022.

On March 2, 2022, it became aware of the resignation request submitted by Mr Marino Alexandre Calheiros Aguiar to the position of Officer without specific designation of the Company, with effect from February 25, 2022.

On February 25, 2022, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with International Financial Reporting Standards (IFRS) for the year ended December 31, 2021.

On February 8, 2022, it approved the dismissal of Mr. Carlos Rey de Vicente from the position of Executive Vice-President of the Company.

On February 1, 2022, it approved the proposal for the declaration and payment of dividends, in the amount of R$1,300 million, paid on March 4, 2022, and the declaration and payment of interest on equity, in the amount of R$ 1,700 million, paid on March 4, 2022, both without any monetary restatement.

On February 1, 2022, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2021.

On January 20, 2022, it approved the election of Mr. Murilo Setti Riedel as Officer without specific designation by the Company.

On January 3, 2022, it became aware of the resignation request submitted by Mr José Teixeira de Vasconcelos Neto to the position of Officer without specific designation of the Company, with effect from December 31, 2021.

On January 3, 2022, it approved the election of Messrs. Alexandre Guimarães Soares; André Juaçaba de Almeida; André Rosenblit; Celso Mateus De Queiroz; Leandro Alves; Luciana de Aguiar Barros; Paulo César Ferreira de Lima Alves; Paulo Sérgio Dualibi; Thomaz Antonio Licarião Rocha; and Tiago Celso Abate, all as Officers without specific designation by the Company.

On January 3, 2022, it became aware of the resignation request submitted by Mr José Teixeira de Vasconcelos Neto to the position of Officer without specific designation of the Company, with effect from December 31, 2021.

On January 3, 2022, it approved the election of Mr. Murilo Setti Riedel as Officer without specific designation by the Company.

On December 28, 2021, it approved the proposal for the declaration and payment of interest on equity, in the amount of R$249 million, which will be paid as of February 3, 2022, without any monetary restatement.

On December 17, 2021, it approved the dismissal of Mr. Sérgio Agapito Lires Rial from the position of Chief Executive Officer of the Company; driving Mr. Mario Roberto Opice Leão, current Executive Vice-President, to the position of Chief Executive Officer of the Company; the dismissal of Mr. Juan Sebastián Moreno Blanco from the position of Executive Vice-President of the Company and the management of the current Directors without Specific Designation, Ms. Andrea Marques de Almeida, Mrs. Elita Vechin Pastorelo Ariaz, and Mr. João Marcos Pequeno De Biase, to the position of Executive Vice Presidents of the Company.

On December 17, 2021, it approved the appointment of Mr. Sérgio Agapito Lires Rial, to the positions of Coordinator of the Nomination and Governance Committee and member of the Compensation and Risk and Compliance Committees of the Company; the dismissal of Messrs. Mario Roberto Opice Leão and Carlos Rey de Vicente from the positions of members of the Company's Sustainability Committee and the appointment of Ms. Andrea Marques de Almeida and Messrs. Álvaro Antônio Cardoso de Souza and Luiz Masagão Ribeiro Filho as members of the Company's Sustainability Committee.

On December 1, 2021, it approved the election of Mr. Gustavo de Souza Fosse as Officer without specific designation by the Company.

On November 16, 2021, it became aware of the resignation request submitted by Mr. Álvaro Antônio Cardoso de Souza to the position of Chairman of the Board of Directors, Coordinator of the Appointment and Governance Committee and member of the Compensation and Risk and Compliance Committees of the Company, all with effect from January 1, 2022 and approved the Proposal of Management to call an Extraordinary General Meeting of the Company to be held on December 17, 2021.

On November 1, 2021, it approved the election of Messrs. Maria Teresa Mauricio da Rocha Pereira Leite, Andrea Marques de Almeida and Gilberto Duarte de Abreu as Officers without specific designation by the Company.

On October 26, 2021, it approved the proposal for the declaration and payment of Dividends on equity, in the amount of R$ 3.0 billion, paid on December 3, 2021, without any monetary restatement.

On October 26, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards International Financial Reporting Companies (IFRS), both for the period ended September 30, 2021.

On September 16, 2021, it approved the re-election of Ms. Monique Silvano Arantes Bernardes as Ombudsman of the Company for a new term of 1 (one) year.

On July 27, 2021, it approved the proposal for declaration and payment of interest on equity, in the amount of BRL 3,400,000,000.00 (three billion, four hundred million reais), paid on September 3, 2021, without any remuneration by way of monetary restatement.

On July 1, 2021, it approved the election of Messrs. Rogério Magno Panca and Sandro Mazerino Sobral as Officers without a Specific Designation of the Company.

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

On May 3, 2021, it approved the election of the members of the Company's Executive Board for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal for the declaration and payment of interim and interim dividends totaling R$ 3 billion, paid on June 2, 2021 without any remuneration as monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 31, 2021, it approved the partial spin-off of the Company, which will result in the segregation of its shares issued by Getnet, with version 2 of the split portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-off of Santander (" Partial Spin-off”).

On March 1, 2021, it became aware of the resignation request presented by Tarcila Reis Corrêa Ursini as a member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the payment methods operation, carried out by the subsidiary, Getnet Acquiring and Services for Means of Payment SA (“Getnet”), in order to concentrate the Group's technology and payments business Santander within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, it approved, continuing the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, to be maintained in treasury or subsequent sale.

On February 2, 2021, it approved the proposal for declaration and payment of dividends, in the amount of R$ 512 million, paid on March 3, 2021, without any remuneration as monetary restatement.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC), which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 17 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

The Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2022.

7. People

At Santander, we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what Santander wants to be. This is why the Bank invests in each of the 50,348 employees here in Brazil.

On the subject of Health, we have implemented a series of actions to promote the well-being and physical and emotional health of our employees, especially at this time of resumption after COVID-19, always following the guidelines of Organs health and health bodies.

For the development of our people, the Corporate University – the Santander Academy, works for a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Santander supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of teams.

Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Education, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potential and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, based on ethical values and technology at the service of people and businesses.

We recognize our role as a financial institution in promoting sustainable businesses, helping society to prosper. We highlight some initiatives in 1Q22:

Environmental

In this first quarter, we enabled R$ 5.2 billion in sustainable businesses. In addition, we maintained the leadership in the bookkeeping of CBIOs, a market that we helped create in 2020, and currently we account for 56% of the market share in this market, operating in both the primary and secondary markets. In line with our NET ZERO commitment, we have advanced in the use of renewable energy and reached 78% of this source in our administrative buildings and stores throughout Brazil.

In addition, in February we opened a solar power plant on the roof of the Geração Digital and Radar buildings. It is the largest installed plant of its kind in an urban area in the state of São Paulo - and one of the largest in Latin America.

There are more than 3 thousand solar panels that will produce enough to supply almost 800 homes or 100 small stores. In technical terms, there will be 1,500 MWh of generation per year.

Social

We provide more than 30 thousand receipts for all participants of the 2021 edition of Amigo de Valor to use in this year's income tax return.

We also held the first training webinar for the 159 projects benefited by Amigo de Valor and Parceiro do Idoso. The objective is to further strengthen initiatives and public policy for childhood, adolescence and the elderly.

We are also increasingly investing in the structuring of endowments – endowments or philanthropic funds – in which it is possible to guarantee a structure of long-term financial sustainability for institutions and non-profit organizations, such as universities and hospitals. In this first quarter, we doubled our AUM in this line.

Governance

In the pursuit of gender equality, we reached 30.1% of women in leadership positions and 27.6% of blacks in the organization, Our ambition is to reach 40% representation of these two groups by 2025, The participation of women in the Board of Management was 27% in the first quarter of 2022.

9. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not perform managerial functions for its client, (iii) the auditor must not promote the interests of its client, and (iv) ) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the period ended March 31, 2022, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and subsidiaries greater than 5% of the total fees related to independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the evaluation of the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the period ended March 31, 2022, did not affect the independence and objectivity in the conduct of the external audit examinations carried out at Banco Santander and other entities of the Group, once the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 04/25/2022).

Composition of Management Bodies

Administrative Council

Sérgio Agapito Lires Rial - President

Alberto Monteiro de Queiroz Netto

Angel Santodomingo Martell – Director

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

José Antonio Álvarez Álvarez – Board Member

José de Paiva Ferreira – Counselor

José Garcia Cantera – Director

Marilia Artimonte Rocca - Director (independent)

Mario Roberto Opice Leão – Counselor

Pedro Augusto de Melo - Director (independent)

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

René Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

Sérgio Agapito Lires Rial – Member

José de Paiva Ferreira – Member

Virginie Genès-Petronilho – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Sérgio Agapito Lires Rial – Coordinator

Deborah Patricia Wright – Member

Pedro Augusto de Melo – Member

Luiz Fernando Sanzogo Giogi – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Sérgio Agapito Lires Rial – Member

Pedro Augusto de Melo – Member

Luiz Fernando Sanzogo Giogi – Member

Fiscal Council

Louise Barsi - Effective member

Manoel Marcos Madureira - Substitute Member

Luciano Faleiros Paolucci - Substitute Member

Valmir Pedro Rossi - Substitute Member

Cassia Maria Matsuno Chibante - Full Member

José Roberto Machado Filho - Effective member

*The Fiscal Council was installed at the Annual Shareholders' Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with a term of office until the Meeting Ordinary General Meeting of 2022.

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

João Marcos Pequeno De Biase

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Fantoni Assa

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Thomas Gregor Ilg

Tiago Celso Abate

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

Declaration of Directors on the Financial Statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the period  ended march 31, 2022, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

João Marcos Pequeno De Biase

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Fantoni Assa

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Thomas Gregor Ilg

Tiago Celso Abate

Vítor Ohtsuki

Directors' Statement on Performance Report

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the period ended march 31, 2022 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

João Marcos Pequeno De Biase

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Fantoni Assa

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Thomas Gregor Ilg

Tiago Celso Abate

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Vice - President Executive Officer